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05009458

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Wembley PLC

*CURRENT ADDRESS



PROCESSED

JUL 06 2005

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3010 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 7/6/05

Wembley plc



Wembley plc is a track-based gaming business operating in the USA

Financial and commercial highlights

→ Average weekly VLT revenue, the key performance indicator of the Lincoln Park business, increased by around 14% to $5.8m (2003: $5.1m).

→ Both divisions increased profitability in their respective functional currencies.

→ Adjusted earnings per share of 67.3p (2003: 65.2p).

→ Net cash at 31 December 2004 of £31.6m (2003: £19.0m).

→ Sale of the UK gaming division on 4 March 2005 for £49.4m.

→ Conditional agreement for the sale of the US gaming division announced on 8 February 2005 for gross cash of $455m to BLB Investors LLC, together with the related purchase of BLB's 22% shareholding in Wembley for $116m.

Chairman's statement



SEC MAIL
RECEIVED
PROCESSING
JUL 0 5 2005
WASH.
SECTION

At the time of writing my report last year, an agreed offer for the Company had been received from MGM MIRAGE ("MGM"). That was subsequently exceeded by an offer from BLB Investors LLC ("BLB"), although this did not ultimately conclude due to its withdrawal by BLB.

Nevertheless, Wembley's Board has remained committed to the strategy set out over the last few years that, at the right price, shareholders' interests are best served by a sale of the Group, either through a single transaction or a series of transactions. Management has worked extremely hard over the last six months to execute this sale strategy, announcing in the last six weeks a conditional agreement for both the sale of the US gaming division to BLB for gross proceeds of $455m and the repurchase by Wembley of BLB's 22% shareholding in the Company for $116m, and the sale of the UK gaming division for cash proceeds of £49.4m.

It is the Directors' intention that, if the sale of the US gaming division is completed as envisaged, surplus cash will be returned to shareholders through a special dividend and/or a liquidation dividend, the latter following the receipt of shareholders' approval for the Company to enter into a members' voluntary liquidation. The method, timing and likely amount of surplus cash returned is still being evaluated. Further information will be provided at the time that any proposal for the sale of the US gaming division is put to shareholders for approval. Page 14 sets out the major issues and uncertainties to be considered in attempting to forecast likely cash returns to shareholders should the sale to BLB complete.

Throughout this turbulent year, the businesses have performed well. This is largely due to the dedication and focus of our employees who have performed admirably. I thank them all for their efforts.

Operating performance

A strong underlying performance was delivered by both the US and UK gaming divisions during 2004. The US gaming division increased operating profits to $57.4m, despite a reduction of around 8% in Lincoln Park's share of video lottery terminal ("VLT") revenue to an average effective rate of 26.5% (2003: average of 28.75%). Average weekly VLT revenue increased by around 14% to $5.8m (2003: $5.1m). A 12% strengthening of sterling against the US dollar, to an average rate of £1:$1.83 (2003: £1:$1.64), had an adverse impact of around £3.6m and helped produce a sterling denominated profit of £31.3m (2003: £34.4m), a decrease of around 9.0%.

The operating profit of the UK gaming division increased by 22% to £4.4m (2003: £3.6m).

Earnings per share, adjusted for exceptional items, increased by 3% to 67.3p (2003: 65.2p).

In view of the anticipated sale of the US gaming division and the consequent repurchase by Wembley of BLB's 22% shareholding in the Company, the Board has decided not to pay a final dividend for 2004. Should the sale not conclude, the Directors will consider the payment of an enhanced interim dividend in 2005.

Sales processes

The conclusion of the sale of non-core assets in 2002 resulted in Wembley becoming a focused track-based gaming group, with Lincoln Park in Rhode Island generating the majority of profits. As a consequence of this concentration of risk to one location, the Board concluded that, at the right price, it would be in the best interests of shareholders to explore a possible sale of the Group.

Discussions in 2003 with a number of interested parties resulted in the Board announcing in January 2004 an agreement with MGM on the terms of a recommended cash acquisition of Wembley at a price of around 750p per share. In a subsequent auction process, BLB, which had by that stage acquired approximately 22% of Wembley's issued share capital, ultimately out-bid MGM, with a recommended cash offer in May 2004 to acquire all the remaining shares in the Company at around 860p per share.

In July 2004, BLB announced that it was allowing its offer to lapse because the valid acceptances it had received represented less than the 90% required under the terms of their offer. BLB also stated that "the political environment in which the Lincoln Park business operates has become highly uncertain". At this stage, BLB had not negotiated a long-term revenue sharing arrangement with the State of Rhode Island and a bill had been passed by the Rhode Island General Assembly enabling a referendum to allow a competing casino into the State on preferential terms. This referendum did not ultimately take place following rulings by the Rhode Island Supreme and Superior Courts.

Following the lapse of the BLB offer, the Board restated its intention to continue to explore opportunities to maximise value for shareholders and paid a dividend of 19.5p per share, which included 13.0p per share in lieu of the estimated final dividend for 2003 that was not paid as a result of the anticipated sale of the Group.

On 8 February 2005, the Board announced that it had entered into a conditional sale agreement with BLB in relation to the sale of the US gaming division. The sale is principally conditional upon the following:

- BLB agreeing a long-term revenue sharing arrangement with the State of Rhode Island and its formal ratification by the Rhode Island State legislature;
- BLB entering into definitive financing arrangements with its lenders;
- The receipt by BLB of regulatory clearances from the Rhode Island Lottery Commission and the Department of Business Regulation;
- A reorganisation of certain Wembley subsidiaries to exclude Lincoln Park Inc., the entity that is subject to the ongoing indictment, from the companies being sold; and
- The approval of Wembley's shareholders.

BLB has discussed outline terms of a long-term revenue sharing arrangement with certain key Rhode Island State officials. The Governor, the President of the Senate and the Speaker of the House of Representatives issued a joint announcement supporting the acquisition of Lincoln Park by BLB and the concept of a long-term deal, encouraging both BLB and Wembley to believe that there is a greater likelihood of a long-term revenue sharing agreement being passed into law than was the case last summer. Legislation for a long-term deal was introduced into the Senate on 17 March 2005.

The sale agreement may be terminated by either party if completion has not occurred by 30 May 2005.

The proceeds from the sale to BLB, after taking into account the agreed $116m cost to Wembley for the repurchase of BLB's 22% shareholding, will be $339m in cash. $5m of cash for working capital purposes will remain within the US gaming division at the point of sale. Wembley has traditionally not hedged its ongoing US dollar denominated cash flows. However, the Board is currently investigating the range of measures that may be taken in order to help to define more precisely the sterling value that would arise from this transaction. An announcement will be made should the Board decide to change from the current position.

Due to the conditionality of this transaction, the US gaming division continues to be operated as an ongoing business. At Lincoln Park, capital investment projects started in 2004 to refurbish the first floor in order to allow the remaining 459 VLTs to be introduced and to ensure compliance with new fire safety standards that come into effect on 1 July 2005 are still underway.

On 4 March 2005, the sale of the UK gaming division was completed for £49.4m in cash. No significant warranties were given by Wembley in connection with this transaction. A cash balance of approximately £0.9m remained within the business at completion to cover working capital and other commitments. A completion balance sheet will determine any final price adjustments. The sale resulted from a rigorous auction process and the price received was at the upper end of expectations. The sale follows the receipt of £7.5m of cash from the disposal of this division's Catford track in March 2004, bringing the total gross cash received from the sale of the UK gaming division in the last year to around £57m.

Wembley retains responsibility for its final salary pension scheme. In December 2004, a payment of £16m was made to the scheme in order to eliminate its deficit on an ongoing basis and allow the trustees to adopt a low-risk investment strategy. In the situation where the Company is progressing towards voluntary liquidation, it is anticipated that, this scheme will be wound up. The cost of Wembley meeting its statutory contribution obligations on a wind-up of the scheme is, at this stage, estimated to be in the region of a further £13m-£16m, depending primarily on market fluctuations in respect of scheme assets and annuity costs between now and the date Wembley's statutory contribution obligations arise.

Litigation

In Rhode Island, the trial of Lincoln Park Inc. ("LPI") and two former Wembley executives recently ended inconclusively. The trial followed an investigation into allegations relating to the preliminary consideration of a possible bonus or retainer to LPI's long-standing attorney. The indictment issued in September 2003 alleged that this constituted a conspiracy to influence improperly the actions of public officials.

In January 2004, when LPI faced 16 charges, an agreement was entered into with the US Attorney in Rhode Island which provided that, should LPI be convicted at trial on all counts, the maximum aggregate fine that would be sought would be $8m. This amount was transferred into an escrow account. In September 2004, a superseding indictment was issued, replacing the 2003 indictment, in which the number of charges against LPI had reduced to 10, although the substance of the charges remained broadly the same. Immediately prior to the trial, the number of charges against LPI was reduced further to nine.

The trial was held in a little over three weeks, concluding on 24 February 2005. LPI was acquitted of three of the nine charges that it faced. The two former executives were each acquitted of one of the charges that they faced. The jury was unable to reach unanimous verdicts on the remaining charges and, as a consequence, the Judge declared a mistrial in respect of those charges.

The US Attorney in Rhode Island has since decided to retry LPI and the former executives in respect of all the outstanding charges against them. The Board is obviously disappointed by this decision. If LPI were to be convicted at the retrial, there could be potentially serious adverse consequences for its operating licences, as set out in Note 24. However, the Board of Wembley has always believed that no US laws were broken and that there was never any intention to break any US laws. No payment was approved, no payment was ever made and, after considering the evidence presented at the recent trial, the Board remains of the view that these allegations are without foundation. LPI will continue to defend itself vigorously against the remaining charges and the Board understands that the two former executives will also continue to defend themselves against the remaining charges.

Costs arising in connection with this litigation, principally legal expenses of the three defendants, are charged to the profit and loss account as they are incurred. In 2004, these costs amounted to £2.6m (2003: £1.4m) and included the salary and redundancy costs of Nigel Potter, Wembley's former Chief Executive. Costs will continue to be incurred in 2005 and will include the redundancy cost of Dan Bucci, the former Chief Executive of LPI.

In Hong Kong, the presiding judge in the civil court case held early in 2004 found in favour of Wembley and against the Hong Kong Secretary for Justice. Wembley was vindicated in all respects in its decision to contest the premature termination in 1998 by the Urban District Council of Hong Kong of Wembley's contract to manage the Hong Kong Stadium. The judgement resulted in the award to Wembley of damages of approximately £1.5m and the reimbursement of costs of around £0.7m.

Board changes

On 1 January 2005, changes were made to the composition of the Board, including two new appointments, to bring the number of Directors to six, of whom four are non-executive. The changes were intended both to ensure compliance with the highest standards of corporate governance and to further strengthen the Board.

After my tenure as Chairman and Chief Executive, I have returned to the role of non-executive Chairman. Mark Elliott, who has been Finance Director since 1998, stepped up to the position of Chief Executive. Eric Tracey, who was until recently an audit partner at Deloitte & Touche, has been appointed Finance Director. Bob Liguori, a lawyer, a US citizen and a resident of Rhode Island, was appointed as an independent non-executive Director. With all of Wembley's profits now originating in the US, Bob will provide the Board with a valuable, additional US perspective.

I am delighted that we were able to attract people of such talent to the Wembley Board and I look forward to working with them.

Outlook

Our priority in the first half of 2005 will be to work with BLB to ensure that the conditions relating to the sale of the US gaming division are resolved and that completion of the sale is achieved. We also remain focussed on managing and operating this division for the maximum benefit of shareholders.

From an operational perspective, 2005 has started well. VLT revenue at Lincoln Park during the first 10 weeks of the year has averaged $6.0m per week (2004: $5.5m), an increase of 9%.

Work continues on the refurbishment of part of the first floor at Lincoln Park which, when completed at a cost of $6.2m, will allow the installation of the remaining 459 VLTs, so bringing the total number operational to the maximum permitted of 3,002, and provide a further boost to profitability. The refurbishment work is scheduled for completion in May 2005.



Claes Hultman
Chairman
18 March 2005

Review of continuing operations – US gaming

271

More VLTs into Lincoln Park
The addition of a further 271 VLTs into Lincoln Park during 2004 brought the total number operational at the end of the year to 2,543. A further 459 VLTs will be installed in May 2005 in a new gaming area called *Latitude*.

+13.7%

Increase in average weekly VLT revenue at Lincoln Park
Gross cash (the amount of cash put into the VLTs) exceeded $1bn during 2004 for the first time. This helped to increase the average weekly VLT revenue to $5.8m from $5.1m in 2003, an increase of 13.7%.


WHEEL OF FORTUNE

The State of Rhode Island currently receives 60.4% of the VLT revenue generated at Lincoln Park, making Lincoln Park the third largest provider of funds to the State after income tax and sales tax.

$7.0m

Weekly VLT revenue record set in February 2005

In the week ended 21 February 2005, a new average weekly VLT revenue record of $7.0m was set, beating the previous record of $6.7m achieved in the week ended 31 January 2005. The previous record was $6.5m, set in December 2004.


multi game
multi game



The US gaming division comprises operations in Rhode Island and Colorado. Lincoln Park in Rhode Island is the major business through its operation of around 2,500 video lottery terminals ("VLTs"). Lincoln Park also stages live greyhound racing, as well as providing betting opportunities on televised greyhound and horse racing. The Colorado business owns and operates three greyhound-racing tracks and one horse-racing track, together with an off-track betting operation.

The US gaming division achieved another good result in 2004, increasing operating profit by 2% to $57.4m (2003: $56.3m). The continued strengthening of sterling against the US dollar, to an average rate of £1:$1.83 (2003: £1:$1.64), produced a sterling denominated profit of £31.3m (2003: £34.4m), a decrease of 9.0%.

Rhode Island:

The Lincoln Park operation is the major contributor of profits to the US gaming division, generating around 95% of its profits. These profits arise through its operation of around 2,500 VLTs, as the greyhound racing operation is a loss making activity.

Continuing the established pattern, Lincoln Park once again achieved double-digit growth in the average weekly VLT revenue, which is the key performance indicator for this business and represents the net of the gross cash put into the VLTs less the winnings paid out. Average weekly revenue increased by 13.7% to $5.8m. Gross cash put into the VLTs exceeded $1bn during 2004 for the first time.

The increase was achieved by a combination of organic growth, new management initiatives and the introduction of an additional 271 VLTs during the year. The majority of the additional VLTs were installed onto the second floor of Lincoln Park due to insufficient capacity on the ground floor. Although helping to drive additional revenue, this is not ideal as historically VLTs on the ground floor perform significantly better than those on upper floors. The number of VLTs now operating at Lincoln Park is 2,543, with approval in place for a total of 3,002.


Average daily net terminal income
(and average number of VLTs)
$
305
290
323
377
337
336
(1,276)
(1,604)
(1,700)
(1,700)
(2,160)
(2,482)
1999
2000
2001
2002
2003
2004


Average weekly VLT revenue
(and average number of VLTs)
$m
2.7
3.2
3.8
4.5
5.1
5.8
(1,276)
(1,604)
(1,700)
(1,700)
(2,160)
(2,482)
1999
2000
2001
2002
2003
2004

The management initiatives included:

- A comprehensive review of VLT performance statistics and patron surveys to identify popular games and denominations and a consequent programme of upgrading games with newer, more popular titles and denominations in conjunction with the VLT suppliers and the Rhode Island Lottery Commission;
- An expanded marketing programme including radio and television advertising, as well as on-site promotions, bus tours, pop concerts and other events;
- Renovation of a former underperforming, non-contributing area on the second floor, catering to a limited number of greyhound racing patrons, which opened as *Kobalt*, a 5,000 square foot entertainment, cabaret and function room. Located on the second floor, *Kobalt* has hosted an array of events such as buffets, pop concerts and comedy shows and has been successful in increasing footfall to the new second floor gaming area; and
- Capital investment projects aimed at improving the facilities for patrons. These included the demolition of an old derelict clubhouse and its replacement with over 500 additional car parking spaces close to the main building; the replacement of flooring throughout the ground floor; the replacement of the majority of VLT chairs, and the introduction of 'bill breaker' (change giving) machines.

The introduction of the additional VLTs during the year increased total revenue. In the past, there has usually been a consequent decrease in the net terminal income ("NTI"), which is effectively the average daily profit made by each machine. This year, this reduction was only minimal to $336 (based on an average of 2,482 VLTs) compared to $337 in 2003 (based on an average of 2,160 VLTs), demonstrating the extent to which the market was grown during the year.

The growth in revenue, combined with weekly VLT revenue having exceeded $6.5m on two occasions in 2004 and on three occasions already in 2005, demonstrates the potential for further revenue growth. In the short term, this will be facilitated by the implementation of the remaining 459 VLTs in May 2005, taking the number operational up to the maximum level of 3,002. In the longer term, revenues from these VLTs have the potential to be increased further through the construction of a new building to increase the availability of ground floor gaming areas, allowing VLTs from all upper floors to be located on the preferred ground floor location.

The average weekly revenue for the first 10 weeks of 2005 of $6.0m is 9% higher than the $5.5m achieved in the corresponding period of 2004. This growth was achieved despite the adverse impact of severe snow storms during the latter part of January 2005. A further boost will be provided in the second quarter of 2005 as a result of the introduction of the remaining 459 VLTs onto the first floor of the building. Work commenced during the final quarter of 2004 to renovate one-half of this floor, following the relocation of the existing parimutuel (racing) gaming area to the underutilised, terraced, grandstand area. The new gaming area, which will be called *Latitude*, will also incorporate a food service area and a focal point bar. The project is expected to cost in the region of $6.2m and to complete in May 2005.

Average weekly VLT revenue by quarter
$m


Number of VLTs at end of quarter:
1,700
2,159
2,272
2,513
2,543
3.7
3.7
4.0
4.0
4.4
4.6
4.6
4.4
4.8
5.2
5.2
4.9
5.6
6.0
6.0
5.8
6.0
Q1
Q2
Q3
Q4
*Q1
2001
2002
2003
2004
2005
*Represents the average for the first 10 weeks of 2005

The racing operation at Lincoln Park experienced a 10% reduction in betting revenues in 2004, consistent with the region's other racetracks. Management has focussed on managing the cost base of the business in order to mitigate the impact of the reduction in betting revenues. Overall, the greyhound racing operation at Lincoln Park is a marginal loss making activity, exacerbated by a change in the VLT take-out structure requiring Lincoln Park to pay the dog owners the equivalent of 2.85% of the VLT revenues generated at Lincoln Park.

Despite the strong growth in VLT revenue, the profit from Lincoln Park showed only a small increase due to the impact of legislative changes, which effectively reduced Lincoln Park's share of the VLT revenue by around 8%. As a result of the State budget setting process that culminated in July 2004, with effect from 1 July 2004 Lincoln Park now receives 28.85% of the VLT revenues generated at Lincoln Park, up from the 27.0% received in 2003/4. However, the funding of the greyhound owners that operate at the track, and who had previously received a 3.4% share of VLT revenues from the State, has become the responsibility of Lincoln Park. Under a one-year agreement, Lincoln Park pays the greyhound owners an amount equivalent to 2.85% of VLT revenues, thereby effectively reducing Lincoln Park's share of VLT revenues generated at Lincoln Park with effect from 1 July 2004 to 26.0% (down from 27.0%). Lincoln Park's share of VLT revenue therefore effectively reduced from an average of 28.75% in 2003 (30.5% in the first half of 2003 and 27% in the second half) to 26.5% in 2004 - a reduction of around 8%. At a constant percentage, profits in 2004 would have been higher by a further $6.8m. Securing a stable revenue sharing arrangement with the State of Rhode Island remains a priority for the business.

In accordance with new fire safety regulations in Rhode Island, Lincoln Park, working in conjunction with State public safety officials, has implemented a new fire alarm and sprinkler system and improved egress routes from the building. The remaining improvements are expected to be completed, as mandated, by the middle of 2005.

In 2003, a State sponsored commission established to study the potential impact of a casino in Rhode Island recommended that a public referendum be held to determine whether a casino should be allowed in the State. A consortium comprising Harrah's Entertainment Inc. ("Harrah's") and the Narragansett Indians lobbied intensively for such a referendum. In July 2004, the Rhode Island General Assembly passed a bill allowing the casino proposal to be voted on in a public referendum, overriding a veto by the Governor in the process. The Governor requested an advisory opinion from the Rhode Island Supreme Court regarding the constitutionality of the bill. The Rhode Island Supreme Court issued an advisory opinion that the bill violated the Rhode Island Constitution and, subsequently, the Rhode Island Superior Court granted a motion that prevented the casino referendum from being placed on the ballot. As a consequence, no casino referendum vote took place during 2004. Lincoln Park incurred costs in the period of approximately £0.6m, primarily on additional public relations activities, with a view to promoting the facility and informing the people of



In March 2004, an underperforming, non contributing area of the second floor was opened as *Kobalt*, a 5,000 square foot entertainment and function room. *Kobalt* has hosted an array of events such as buffets, pop concerts and comedy shows and has been effective in increasing footfall to the second floor gaming areas.

Rhode Island of the contribution made by Lincoln Park to the State's economy. While there was no casino referendum in 2004, both Harrah's and the Narragansett Indians continue their efforts to promote the development of a casino in the State. Even if a referendum is held and ultimately passed, management believes that there is unlikely to be any significant impact on Lincoln Park until any new casino became fully operational, which would be several years from now.

In the neighbouring state of Massachusetts, a number of bills prepared in respect of expanded gaming were rejected, although they could be represented, in one form or another, during 2005. In Connecticut, the Foxwoods casino expanded further with the opening of their new Rainmaker casino extension and the announcement of plans for a further $700m expansion comprising over one million square feet of space.

Colorado:

The Colorado racetracks performed well in 2004, slightly increasing operating profit over that achieved in 2003. This was a strong result given the environment in which the business operates, particularly the continuing decline in betting revenues experienced by racetracks throughout the USA. Betting revenue declined in 2004 by around 14%, following declines of 8% and 9% in 2003 and 2002 respectively, consistent with national trends.

The profit improvement in the face of this continuing decline was achieved by the implementation of initiatives to maximise the use of the track assets and a focus on the cost base of the business through the implementation of rigorous spending control policies. Revenue enhancing initiatives included taking the previously sub-contracted food service operations in-house, and renting the facilities for other events including parties, community events, business meetings, receptions, weddings, fundraisers, training events and trade shows. These new events have developed into an important profit stream for the Colorado racetracks.

However, the Directors have now determined that there is likely to be only a limited ability to continue to manage the cost base of this business in the face of the continuing decline in the principal revenue stream. Further, a limited review of the likely value of the underlying properties during the year, combined with the $20m value attached to the business by BLB as part of the recently announced conditional sale of the US gaming division, has resulted in the Directors writing down the carrying value of the Colorado tracks at 31 December 2004 from $45m to $20m.

Review of discontinued operations – UK gaming



The average restaurant spend per head figure within UK gaming increased as a result of enhancements to the menus and consequent price rises at certain tracks following the capital investment in restaurant and catering facilities over recent years. This demonstrates the continuing shift of the business towards the broader leisure sector with over 47% of revenues now derived from the catering function at the tracks.

The UK gaming division, which comprised six greyhound tracks located in Manchester (Belle Vue), Birmingham (Hall Green and Perry Barr), Oxford, London (Wimbledon) and Portsmouth, was sold in March 2005 for £49.4m and is accordingly shown as a discontinued operation.

The UK gaming division achieved an operating profit in 2004 of £4.4m; around 22% greater than that achieved in 2003. The increase was primarily due to significantly improved performances at both Wimbledon and Belle Vue, partly offset by reduced profitability at the Perry Barr track during its redevelopment. The 2004 result also benefited from the closure and subsequent sale of the Catford track, which had contributed a loss of £0.3m during 2003. This track ceased operating in November 2003 and was sold in March 2004 for gross cash of £7.5m.

Belle Vue's strong performance largely derived from the benefits of the restaurant refurbishment in the summer of 2003 that resulted in an improvement in the customer offering and thereby an increase in the utilisation of the restaurant.

Wimbledon's improved result arose as a result of the transfer of 103 BAGS fixtures from the Catford track following the latter's closure in November 2003, a reorganisation of staffing levels in the latter part of 2003 that resulted in a reduction in the labour cost base during 2004, and a racing schedule of three race meetings per week that compared to four race meetings held each week during the first half of 2003 – the extra weekly meeting in 2003 having introduced additional meeting and marketing costs, which were not adequately covered by additional revenue.

Perry Barr had a disappointing year. This stemmed from the redevelopment works at the track during which certain areas were closed for much of the year and temporary bar and fast food facilities were provided. Attendances and spend per head suffered accordingly. The newly refurbished track opened in January 2005.

Total attendances, at just over 0.9m, were approximately 5.3% lower than in 2003, in line with the UK greyhound industry. This continued the pattern experienced over recent years. Factors adversely affecting attendances during 2004 included the televising of the European Football Championships in June and the refurbishment work at the Perry Barr track.

The key betting and restaurant spend indicators continued to rise. The average restaurant spend per head figure increased as a result of enhancements to the menus and consequent price rises at certain tracks following the capital investment in restaurant and catering facilities over recent years.

The roll out of a reservations system to all main track locations was completed and a reservations team established in a purpose-built facility at the Belle Vue track. As well as handling bookings in a more efficient manner, the reservation system enabled booking levels to be monitored and weaker days to be targeted through focussed sales and marketing initiatives.

Finance Director's review

Overview

2004 proved to be another challenging year for Wembley. However, the financial position of the Group remains secure, with a strong balance sheet that shows significant cash resources and is underpinned by the inherent value in Wembley's property assets.

The sale of the UK gaming division on 4 March 2005 for £49.4m in cash has further strengthened the Group's cash position. As a result of this sale, the results of the UK gaming division for 2004 and 2003 have been disclosed as discontinued operations in these Accounts.

Profit before tax

At £20.2m, profit before tax is £5.9m (22.6%) below that achieved in 2003. This is almost wholly due to the number and value of exceptional items and exchange rate movements, both of which are explained below.

	2004 £'m	2003 £'m
Operating profit before exceptional items*	**33.2**	35.3
Exceptional items relating to operating profit*	**(23.1)**	(8.7)
Operating profit	**10.1**	26.6
Sale or termination of discontinued businesses	**2.4**	(1.4)
Profit on sale of tangible fixed assets	**6.3**	–
Non-operating exceptional items	**8.7**	(1.4)
Net interest receivable	**1.4**	0.9
Profit before tax	**20.2**	26.1

* Includes continuing and discontinued operations

The components of profit before tax are analysed in more detail below:

Operating profit

In overall terms, the Group recorded an operating profit of £10.1m in 2004, compared to £26.6m in 2003. Although a significant reduction, 2004's result includes the adverse impact of both a £13.7m (2003: £1.7m) non-cash provision against the carrying value of Wembley's assets in Colorado and costs of £6.2m (2003: £0.5m) incurred in relation to the proposed sale and restructuring of Wembley plc and its subsidiaries.

The components of operating profit are shown below:

	2004 £'m	2003 £'m	Change
Continuing operations before exceptional items	**28.8**	31.7	-9.1%
Exceptional items relating to continuing operations	**(23.1)**	(7.9)	
Operating profit from continuing operations	**5.7**	23.8	-76.1%
Discontinued operations before exceptional items	**4.4**	3.6	+22.2%
Exceptional items relating to discontinued operations	**–**	(0.8)	
Operating profit from discontinued operations	**4.4**	2.8	+57.1%
Operating profit	**10.1**	26.6	-62.0%

Operating profit from continuing operations

Operating profit before exceptional items showed a reduction compared to 2003 despite growth in the US gaming division's operating profit when reported in its functional currency of US dollars. The continued appreciation of sterling against the US dollar reduced the reported sterling value of these US$ profits by around £3.6m compared to 2003.

	2004 £'m	2003 £'m	Change
US gaming	**31.3**	34.4	-9.0%
Central management	**(2.5)**	(2.7)	+7.4%
Operating profit before exceptional items	**28.8**	31.7	-9.1%

The most significant contributor of operating profit was, once again, the Lincoln Park VLT operation in Rhode Island, USA. The key performance indicator at Lincoln Park is the average weekly VLT revenue. This represents the difference between the gross amounts wagered by patrons and the winnings paid out to them. In 2004, this key performance indicator increased by 13.7% to $5.8m (2003: $5.1m) due largely to an additional 271 VLTs that were introduced during the year. This increase continues the pattern of double-digit growth in this key performance indicator.

	Weighted average number of VLTs	% increase in number of VLTs	Average weekly VLT revenue ($'m)	% increase in VLT revenue
2000	1,604	25.7	3.2	18.5
2001	1,700	6.0	3.8	18.8
2002	1,700	–	4.5	18.4
2003	2,160	27.1	5.1	13.3
2004	2,482	14.9	5.8	13.7

Despite significant growth in underlying business levels and the continued close control of costs, US dollar denominated operating profit was only 2% above that achieved in 2003. This was principally due to the adverse affect of a July 2004 legislative change that effectively reduced the share of VLT revenues retained by Lincoln Park from 27% to 26%.

Lincoln Park now receives 28.85% of VLT revenues generated at the facility, up from the 27% received in 2003/4. However, funding of the greyhound owners that operate at the track, and who had previously received 3.4% of VLT revenue from the State, is now the responsibility of Lincoln Park. Under a one-year agreement, which expires on 30 June 2005, Lincoln Park now pays the greyhound owners an amount equivalent to 2.85% of VLT revenue, thereby effectively reducing Lincoln Park's share to 26%.

This legislative change has had the effect, during the second half of the year, of reducing the business's operating profit margin, as Lincoln Park's turnover reflects the additional 1.85% share of VLT revenues generated at the facility, but operating costs now include the 2.85% contribution to the greyhound owners.

The table below sets out the erosion in Lincoln Park's share of VLT revenue since 1992 and demonstrates the need for a long-term revenue sharing arrangement with the State of Rhode Island, as is currently being sought by BLB as a condition to the purchase of Wembley's US gaming division (as detailed in the Chairman's Statement on page 1).

From:	Sep 1992	July 1995	July 2000	July 2002	July 2003	**July 2004**
State of Rhode Island	38.0%	46.0%	51.0%	52.0%	59.1%	60.4%
Lincoln Park	**33.0%**	**31.0%**	**31.0%**	**30.5%**	**27.0%**	**26.0%***
VLT/central system suppliers	18.0%	16.0%	11.0%	11.0%	9.5%	9.5%
Greyhound owners	10.0%	6.0%	6.0%	5.5%	3.4%	2.85%*
Town of Lincoln	1.0%	1.0%	1.0%	1.0%	1.0%	1.25%

* Represents the effective rate after allowing for 2.85% paid directly by Lincoln Park to the greyhound owners

Impact of foreign exchange movements

As has been stated in Wembley's Annual Reports for a number of years, it is the Board's policy not to hedge its foreign earnings. As detailed in the table below, Wembley's shareholders saw the benefit of this policy during the period 1999 to 2001. However, with the continued strengthening of sterling since this time, Wembley's sterling denominated reported results have been adversely impacted.

	1999	2000	2001	2002	2003	**2004**
Average rate of £1:US$	1.62	1.52	1.44	1.50	1.64	**1.83**
US$'m	35.6	42.3	47.9	56.9	56.3	**57.4**
Change		18.8%	13.2%	18.8%	(1.1)%	**2.0%**
UK£'m	22.0	27.9	33.3	37.9	34.4	**31.3**
Change		26.8%	19.4%	13.8%	(9.2)%	**(9.0)%**

To date in 2005, the adverse exchange rate trend has continued. The rate for the first 10 weeks of 2005 has averaged £1:$1.89. If this were to continue throughout the year, this would equate to a 3% reduction in the reported profitability of the US gaming division.

Exceptional items relating to continuing operations

A number of exceptional items relating to continuing operations are included within these Accounts, totalling a combined expense of £23.1m (2003: £7.9m) as shown below:

	2004 £'m	2003 £'m
Provision for impairment in value of fixed assets in Colorado	**(13.7)**	(1.7)
Costs of proposed sale and restructuring of Wembley plc and its subsidiaries	**(6.2)**	(0.5)
Lincoln Park: costs related to indictment	**(2.6)**	(1.4)
Lincoln Park: public relations activities	**(0.6)**	—
Colorado: VLT initiative	—	(4.3)
Exceptional items relating to continuing operations	**(23.1)**	(7.9)

Provision for impairment in value of fixed assets in Colorado

Following a review of the carrying value of the Colorado fixed assets (tangible and intangible), a provision of £13.7m has been made. This brings the carrying value of the Colorado fixed assets to $20.0m, the estimated combined market value of these assets.

In 2003, a provision of £1.7m was made against the carrying value of one of the non-racing properties in Colorado, writing the carrying value of this property down to its estimated market value.

Costs of the proposed sale and restructuring of Wembley plc and its subsidiaries

Costs of £6.2m (2003: £0.5m) were incurred during the period in relation to the proposed sale of Wembley plc following recommended offers from MGM MIRAGE ("MGM") and BLB Investors LLC ("BLB"). The total includes a £3.0m break-fee paid to MGM following the Board's recommendation of the higher offer from BLB and legal, tax and financial advice received in both the UK and USA.

These costs had been shown as a "non-operating exceptional item" in Wembley's 2003 Annual Report and 2004 Interim Report.

On 5 July 2004, BLB announced that it was allowing its offer to lapse on the basis that it had failed to achieve acceptances in respect of the 90% of shares to which the offer related as required under the terms of the offer.

Lincoln Park: costs related to indictment and trial preparation

Costs of £2.6m (2003: £1.4m) arose as a result of the investigation by a Federal Grand Jury in Rhode Island and the subsequent issue of an indictment. The costs in both years primarily comprise legal fees. In addition, the 2004 cost of £2.6m includes an amount in relation to the salary and redundancy of one of the indicted former executives, Nigel Potter.

Lincoln Park: public relations activities

Costs of £0.6m (2003: nil) have been incurred in relation to both a public relations campaign run by Lincoln Park with a view to promoting the facility and informing the people of Rhode Island of the contribution made by Lincoln Park to the State's economy, and the provisional assembly of a team to campaign against a proposed casino referendum in the State of Rhode Island.

Colorado: VLT initiative

In November 2003, the voters of Colorado rejected a proposal that would have commenced a State-run video lottery programme at Colorado's racetracks. The US gaming division would have benefited from the passage of this amendment, as it is the owner of four out of the five racetracks in Colorado. Costs of approximately £4.3m were incurred in pursuit of this initiative, primarily in relation to advertising.

Operating profit from discontinued operations

The completion of the sale of the UK gaming division on 4 March 2005 means that its results are classified as discontinued operations for both 2004 and 2003. Exceptional items relating to discontinued operations in 2003 include the costs of closing the Catford greyhound stadium prior to its sale in March 2004 for £7.5m (see "Profit on sale of tangible fixed assets") and the costs of pursuing a one-off planning application for the development of a new track in Liverpool.

Non-operating exceptional items

	2004 £'m	2003 £'m
Sale or termination of discontinued businesses:		
Termination of Hong Kong operations	**2.0**	(0.7)
Sale of Wembley Ticketing business	**0.3**	0.4
Sale of The Corporate Innovations Company Limited	**0.1**	(1.1)
Sale or termination of discontinued businesses	2.4	(1.4)
Profit on sale of tangible fixed assets		
Profit on sale of Catford greyhound stadium	**6.3**	–
Non-operating exceptional items	**8.7**	(1.4)

Sale or termination of discontinued businesses

Termination of Hong Kong operations and settlement of long-standing legal dispute

The long-standing legal dispute in Hong Kong that arose from the management of the Hong Kong stadium by a Wembley subsidiary company during the mid 1990s was settled during the period. The trial concluded in January 2004 and the Judge's verdict, received in March 2004, completely vindicated Wembley. An award of damages and interest, totalling around £1.5m was made in favour of Wembley and this settlement was received in May 2004. Costs incurred during the period, principally legal fees, were £0.3m. Wembley also received, in anticipation of the final settlement of costs, HK$10m (around £0.7m) from the Hong Kong authorities. A decision on the final amount of costs to be reimbursed to Wembley is still awaited.

Sale of Wembley Ticketing business
The Wembley Ticketing business was sold in July 2002 for £0.15m in cash plus further performance-related payments payable through 2003 and 2004. In 2004, this performance-related payment totalled £0.3m (2003: £0.4m). No further performance-related payments are receivable.

Sale of The Corporate Innovations Company Limited
In February 2003, Wembley agreed the sale of The Corporate Innovations Company Limited to a management buy-out team for £50,000 together with an interest bearing loan note of £1.0m receivable in instalments during 2004 and 2005. A cash facility of £0.15m was also made available for the period through to 1 April 2005. Following a review of the performance of this business in 2003, a provision was made against both the deferred consideration and the cash facility at 31 December 2003. During 2004, an agreement was reached with The Corporate Innovations Company Limited that, while Corporate Innovations would surrender tax losses to Wembley at par and waive its right to the cash facility, Wembley would waive its right to the loan note. Accordingly, the provision of £0.15m set up at 31 December 2003 has been released.

Profit on sale of tangible fixed assets

Catford greyhound stadium was sold on 31 March 2004 for gross sale proceeds of £7.5m. After deducting the site's net book value and associated costs of disposal, a profit of £6.3m was achieved. It is anticipated that the utilisation of brought forward capital losses will result in no tax being payable on this disposal.

Net interest

Net interest receivable of £1.5m includes the positive effect of the release of the non-cash discount applied to the deferred proceeds receivable on the sale of the Wembley Complex (2004: £0.4m; 2003: £0.8m). No further discount remains to be released.

Taxation

The tax charge for the year, at £9.8m (2003: £13.0m) represents an effective tax rate of 48.4% (2003: 49.8%). This is principally due to a number of exceptional costs in both years not being allowable for tax deductions.

In 2004, the tax charge has been reduced by i) the positive effect of a tax deduction being available in relation to £4m of the £16m one-off pension scheme contribution (which is accounted for as a prepayment, see under Pensions below), resulting in no tax being payable for 2004 in the UK and ii) a £1.5m credit to the profit and loss account following the receipt of a tax repayment from the Inland Revenue in relation to the settlement of a number of open tax years. In the UK, the tax position is now agreed with the Inland Revenue for all years up to and including 2002.

Of the exceptional items, tax deductions have been taken on the Lincoln Park litigation costs of £2.6m, the Lincoln Park referendum costs of £0.6m and a proportion of the £6.2m incurred in relation to the proposed sale of Wembley in 2004.

After excluding the effect of one-off items and adjustments in respect of prior years taxes, the effective rates are 37.3% and 38.9%, which are broadly in line with the anticipated tax charge given the jurisdictions in which the Group operates, being Rhode Island (blended rate of State and Federal tax of 40.85%); Colorado (blended rate of 35%) and the UK (30%).

Dividends and return of cash to shareholders

As indicated in the Chairman's statement, no final dividend is proposed for 2004 (2003: nil). In 2004, an Interim dividend of 19.5p (2003: 6.5p) was paid on 6 October 2004.

If the sale of the US gaming division to BLB is completed, the Directors intend to seek shareholders' approval to enter into a members' voluntary liquidation of the Company and return all surplus cash to shareholders. At this stage, the amount, method and timing of such a return remain unclear. Further information will be provided at the time that any proposal for the sale of the US gaming division is put to shareholders for approval.

Set out below are the principal issues and uncertainties for shareholders to consider when attempting to forecast the amount of cash that could be received in such a situation:

- Transaction uncertainties – as detailed in the Chairman's statement, the sale is dependent upon a number of conditions being met, most notably a long-term revenue sharing arrangement with the State of Rhode Island and BLB entering into definitive financing arrangements with its lenders. With the exception of shareholder approval, most of these conditions are outside the control of either Wembley or its shareholders. Both the actual completion of the transaction and the timing of any completion therefore remain uncertain.
- Exchange rate – the proposed BLB transaction is expected to yield net cash proceeds to the Group of $339m. Wembley has traditionally not hedged its ongoing US dollar denominated cash flows. However, the Board is currently investigating the range of measures that may be taken in order to help to define more precisely the sterling value that would arise from this transaction. An announcement will be made should the Board decide to change from the current position.
- Transaction costs – the anticipated net cash proceeds of $339m are before taking into account transaction costs, principally in relation to legal and financial advice.
- Wembley's statutory contribution obligations on a wind-up of the Group's defined benefit pension scheme – it is anticipated that the Group's defined benefit pension scheme will need to be wound-up before the liquidation of the Company can complete. In such a situation, the prepayment of £16m shown in the 31 December 2004 balance sheet would be written off. The additional cost to Wembley of meeting its statutory contribution obligations on a wind-up of the scheme is estimated to be in the region of £13m-£16m depending primarily on market fluctuations in respect of scheme assets and annuity costs between now and the date Wembley's statutory contribution obligations arise. Members' rights will be secured through transfers to other pension schemes or through the purchase of annuities and deferred annuities from an insurance company when the scheme is wound-up.
- Result of the retrial in Rhode Island – in addition to further legal costs now being incurred as a result of the retrial, there remains the possibility of a fine, now believed to be of up to $3m, in the event of a conviction of Lincoln Park Inc. $8m currently remains in an escrow account, being the amount previously agreed by the US Attorney in Rhode Island as the maximum fine when the number of charges stood at 16.
- Closure of the head office function in the UK – costs will include the redundancy of all staff and settlement of all Company liabilities such as lease obligations.
- Net cash generated to the point of completion – Wembley's shareholders will benefit from any surplus cash generated prior to completion of the BLB transaction. However, it should be noted that the anticipated capital expenditure programme for 2005 is necessarily concentrated in the first half of the year.
- Share options – at 31 December 2004, employees of the Group held options over approximately 1.6m shares. The exercise of some or all of these options will result in a dilutive effect to the net proceeds receivable upon liquidation due to either the greater number of shares in issue or the cash cost of buying out share option rights.
- Timing and method of distribution – the intended distribution may be by way of special dividend declared by the Directors and/or a liquidation dividend paid out by the liquidator appointed to carry out a members' voluntary liquidation. The timing of distributions by the liquidator would depend primarily upon how quickly the liquidator can settle all outstanding claims on the Company, including the final resolution of outstanding tax matters.

Earnings per share

	2004 Pence	2003 Pence
Basic earnings per share	**30.0**	37.9
Exceptional items (operating and non-operating)	41.5	29.2
Tax on all exceptional items	(4.2)	(1.9)
Adjusted earnings per share	**67.3**	65.2

The impact on the 2004 adjusted earnings per share of the strengthening of sterling against the US dollar was a reduction of approximately 6.8p.

Cash flow

Wembley entered 2004 with net cash of £19.0m and closed the year with net cash of £31.6m. A reconciliation of the principal movements is shown below:

	£'m
Opening net cash at 1 January 2004	**19.0**
Cash from operations (continuing and discontinued)	13.0
Net interest received, capital expenditure, tax and dividends paid	(24.3)
Net proceeds from sale/termination of businesses	16.6
Sale of Catford greyhound stadium (net of costs)	7.3
New shares issued	0.6
Net effect of movement in UK£:US$ exchange rate	(0.6)
Closing net cash at 31 December 2004	**31.6**

Cash from operations of £13.0m is after fees of £6.0m paid in respect of the proposed sale and restructuring of Wembley plc and its subsidiaries and a £16.0m additional payment to the Group's defined benefit pension scheme that was paid in December 2004 in order to eliminate the deficit on the scheme on an ongoing basis and allow the trustees to adopt a low-risk investment strategy. In accordance with SSAP 24, this amount is included within prepayments in the Group's year-end balance sheet, with £14.9m of this shown within debtors: recoverable after more than one year.

Net proceeds from sale/termination of businesses includes the final deferred proceeds relating to the sales of Wembley (London) Limited (£14.1m), Keith Prowse Hospitality (£0.5m), Wembley Ticketing (£0.3m) and the settlement and award of costs in relation to the Hong Kong trial (£1.7m).

Balance sheet

The Group had net assets at 31 December 2004 of £184.8m, compared to £188.0m at the beginning of the year. The table below shows the principal movements.

	£'m
At 31 December 2003	**188.0**
Retained profit for the year	3.6
Exercise of share options	0.6
Exchange differences	(7.4)
At 31 December 2004	**184.8**

Approximately £0.6m was received from the issue of around 115,000 shares following the exercise of options under the Group Sharesave and Senior Executive share option schemes.

The exchange difference of £7.4m arises as a result of the UK£:US$ exchange rate moving from £1: $1.79 at 31 December 2003 to £1: $1.92 at 31 December 2004.

Adoption of International Financial Reporting Standards ("IFRS")

The adoption of IFRS does not require significant changes to the Group's information systems or operations. This is due to the relatively simple nature of the Group's corporate structure, operations and financing arrangements.

The material adjustments in relation to conversion arise principally in relation to deferred tax and pensions. No material impact on the profit and loss account is anticipated on an ongoing basis.

Wembley's 2005 Interim accounts will be prepared under IFRS.

Treasury management

The Group's centralised treasury function operates in accordance with Board approved policies, with specific Board approval required for non-routine transactions. It is the Group's policy neither to enter into speculative transactions nor to trade in financial instruments, particularly the hedging of future US dollar cash flows.

The Group does not currently use any form of derivatives, although the Board monitors this situation. If it were felt that such instruments would benefit the Group, then appropriate actions would be taken.

The key Group policies with respect to managing financial risk are:

Liquidity risk

It is the Group's policy to ensure that funding is available to meet future projected cash flow requirements. This is achieved by a combination of investing surplus funds on short-term deposits (ranging from one week to a maximum of three months) and utilising the Group's committed banking facilities. The Group has a five-year unsecured credit facility of £40m with Barclays Bank plc, with a margin of LIBOR plus 0.6%. This credit facility expires in January 2007. In addition, an annually renewed overdraft facility of £5m (2003: £5m) is also in place with Barclays Bank plc.


Wembley plc vs FTSE Leisure and Hotels Index
to 18 March 2005
120%
0%
-60%
2000
2001
2002
2003
2004
2005
111.8%
Wembley
20.1%
FTSE L&H

Interest rate/credit risk

It is the Group's policy to ensure that competitive interest rates are received on surplus funds whilst maintaining the security of those funds. This is achieved by market testing the rates offered and ensuring funds are deposited with acceptable borrowers. Acceptable borrowers are defined as banks or building societies with an AA credit rating or higher. The maximum amount deposited with any one financial institution is £10m. Competitive rates of interest are ensured by market testing the rates on offer.

The Group borrows money at floating rates of interest from either the Group's unsecured credit facility or the overdraft facility.

The average rate of interest received on money market deposits in 2004 was 4.43% (2003: 3.69%).

Foreign currency risk

The Group's businesses are located in the UK and US. The majority of profits originate in the US, as do the majority of assets. This results in currency exposures on the translation of US profits, cash and net assets. It is the Board's policy not to actively manage this foreign exchange exposure. The results and assets of the Group are therefore sensitive to movements in the UK£:US$ exchange rate.

There are no third-party transactions undertaken by any business unit during the course of its business activities that involve a currency other than its own functional currency.

The Board does not enter into speculative derivative products.

Share price and market capitalisation

Date	Share price £	No. of shares in issue 'm	Market capitalisation £'m
1 January 2004	6.03	34.7	209
31 December 2004	6.40	34.8	223
18 March 2005	8.10	35.0	284

The highest and lowest share prices during 2004 were £8.92½ and £5.41 respectively. The average share price for the year was £7.24. The share price high followed the competitive bidding between BLB and MGM during late April and early May 2004 and the share price low followed the announcement that BLB were allowing their offer to lapse in July 2004.

The graph above shows the movement in the Wembley plc share price relative to the FTSE Leisure and Hotels Index since 1 January 2000.

Eric Tracey
Finance Director
18 March 2005

Five year summary

Profit and loss account

	2000 £'000	2001 £'000	2002 £'000	2003 £'000	2004 £'000
Turnover:					
Continuing operations	63,161	77,563	76,650	72,385	69,370
Discontinued operations	51,883	60,838	38,368	25,532	25,350
	115,044	**138,401**	**115,018**	**97,917**	**94,720**
Operating profit:					
Continuing operations	25,712	30,581	34,764	31,687	28,807
Exceptional items relating to continuing operations	–	–	(400)	(7,923)	(23,115)
Operating profit from continuing operations	**25,712**	**30,581**	**34,364**	**23,764**	**5,692**
Operating profit from discontinued operations	2,067	2,241	3,087	3,570	4,372
Exceptional items relating to discontinued operations	–	–	(1,590)	(784)	–
Operating profit	**27,779**	**32,822**	**35,861**	**26,550**	**10,064**
Profit on sale of tangible fixed assets	1,643	–	–	–	6,300
Sale or termination of businesses	2,058	–	(10,363)	(1,389)	2,391
Share of operating loss in associate	(1,029)	–	–	–	–
Net interest receivable	1,595	737	613	937	1,473
Profit on ordinary activities before taxation	**32,046**	**33,559**	**26,111**	**26,098**	**20,228**
Tax on profit on ordinary activities	(5,328)	(12,070)	(10,781)	(13,001)	(9,795)
Profit for the financial year	**26,718**	**21,489**	**15,330**	**13,097**	**10,433**
Ordinary dividend	(4,369)	(5,546)	(6,211)	(2,263)	(6,781)
Retained profit for year	**22,349**	**15,943**	**9,119**	**10,834**	**3,652**

Key statistics

	2000	2001	2002	2003	2004
Basic earnings per share (pence)	61.7	55.8	42.7	37.9	30.0
Adjusted basic earnings per share (pence)	40.2	54.2	65.2	65.2	67.3
Dividend per share (pence)	11.0	15.0	18.0	6.5	19.5
Dividend cover on adjusted earnings (times)	3.7	3.6	3.6	n/a	3.5
Average exchange rate (UK£:US$)	1.52	1.44	1.50	1.64	1.83
Share price:					
High (pence)	622.0	757.5	837.5	810.0	892.5
Low (pence)	382.5	559.0	605.0	415.0	541.0
At 31 December (pence)	562.5	692.5	702.5	602.5	640.0
Number of shares at 31 December ('m)	40.5	37.1	34.5	34.7	34.8
Market capitalisation at 31 December (£'m)	227.8	257.2	242.2	209.1	222.7
Lincoln Park, Rhode Island:					
Weighted average number of VLTs	1,604	1,700	1,700	2,160	2,482
Average weekly VLT drop ($'m)	3.2	3.8	4.5	5.1	5.8
Average % retained by Lincoln Park	31.0	31.0	30.75	28.75	26.5

Where relevant, the results for 2001 have been restated for the impact of the implementation of FRS 19 – Deferred Tax.

Report of the Directors

The Directors of Wembley plc present their Report and the Group Accounts for the year ended 31 December 2004.

Principal activities

The principal activity of the Company and its trading subsidiaries (the Group), is track-based gaming.

Results

The results for the year and the financial position are set out in the Accounts on pages 32 to 52. Comments on the results for the year and on the future outlook are contained within the Chairman's statement, the Review of operations and the Finance Director's review on pages 1, 4 and 11 respectively.

The principal component of Group profit arises from the video lottery terminal operation at Lincoln Park in Rhode Island, USA.

Dividend

An interim dividend of 19.5p per share (2003: 6.5p) was paid on 6 October 2004 which included 13.0p per share in lieu of the estimated final dividend for 2003, which was not paid because of the anticipated sale of the Company. The Directors do not recommend a final dividend for 2004 (2003: nil).

Policy on payment of creditors

The policies adopted by the individual companies within the Group are dictated by the individual markets in which they operate. In general, suppliers to the Group are paid either in accordance with terms agreed in advance or at the end of the month following receipt of the invoice. The Company has no trade creditors.

Substantial share interests

At 16 March 2005, the following substantial interests in the Company's share capital have been notified to the Company in accordance with the Companies Act 1985:

	Number of ordinary shares	%
BLB Investors LLC	7,732,500	22.11
Fidelity Investments	3,522,046	10.07
Schroder Investment Management	2,946,235	8.42
JP Morgan Fleming Securities	2,722,136	7.78
Deutsche	1,677,404	4.80
Bank of New York	1,569,720	4.49
Citigroup Asset Management	1,489,642	4.26
Legal & General Investment Management	1,263,115	3.61
Morley Fund Management	1,139,003	3.26

Directors

In accordance with the Company's Articles of Association, Mark Elliott, having served as a Director for three years, will be retiring by rotation at the Annual General Meeting and, being eligible, offers himself for re-election. In line with Company policy, Bob Liguori and Eric Tracey, having been appointed as Directors since the last Annual General Meeting, retire and offer themselves for re-election. Neil Chisman, Peter Harris and Bob Liguori are considered to be Independent Directors.

Directors' interests

The beneficial interests of the Directors in the shares of the Company and their options over shares in the Company are shown in the Directors' remuneration report on page 26.

Executive Share Option Schemes and Savings Related Share Option Scheme (the Sharesave Scheme)

Two Executive Share Option Schemes exist.

The first Scheme is an Inland Revenue Approved Share Option Scheme. Options over 20,191 ordinary shares were granted and options over 15,852 ordinary shares were exercised during the year; options over 7,435 shares lapsed.

The second Scheme is an Inland Revenue Unapproved Option Scheme under which options over 505,234 ordinary shares were granted during the year; options over 84,605 ordinary shares were exercised during the year and options over 41,867 shares lapsed.

Under the Sharesave Scheme, no options were granted during the year; options over 14,343 ordinary shares were exercised and options over 14,606 shares lapsed.

Directors' remuneration report

The Directors' remuneration report is on pages 21 to 26 inclusive. Shareholders will be asked to vote on the report.

Employment policy

The promotion of equal opportunities in employment for all staff, including disabled persons and those who have become disabled while in the Group's employment, is a fundamental policy of the Group. All operating companies in the Group are required to develop and implement employment practices that do not discriminate in terms of race, religion, colour, ethnic or national origins, age, sex, sexual orientation or marital status.

Employees' involvement in the performance of the business is encouraged, with staff kept regularly informed through team briefings, staff bulletins and other informal means. Training is given to managers and supervisors in skills and attitudes necessary for good communications and involvement of staff.

Power to allot ordinary shares

It is proposed to seek renewal of the authority for the Directors to allot ordinary shares for a period expiring on the earlier of the next Annual General Meeting and 15 months from the date of the resolution being passed.

The £13,070,004 nominal amount of relevant securities to which this authority relates, represents approximately one-third of the issued ordinary share capital of the Company at the date of this Report together with £1,410,681 to cover shares under option. The Directors do not presently have any intention of exercising this authority.

The Directors are seeking shareholders' approval to renew the resolution to disapply the statutory pre-emption rights in connection with the issue of ordinary shares by way of rights, subject to the right of the Directors to take such actions as they deem necessary, where difficulties arise in offering shares to shareholders resident outside the United Kingdom or where fractional entitlements arise.

Approval is also being sought to disapply the statutory pre-emption rights in relation to allotments of ordinary shares for cash up to an aggregate nominal value of £874,449 representing 2.5% of the existing issued ordinary share capital.

Authority to purchase own shares

The Directors are seeking authority for the Company to purchase a proportion of its shares, subject to the limits referred to in the Notice of Annual General Meeting. This authority will apply to up to 5,211,717 shares, representing 14.9% of the issued share capital at the date of this Report. The Directors require this authority in order to ensure maximum flexibility should they decide to return further cash to shareholders. The purchases will only be made on the London Stock Exchange when, in the opinion of the Directors, they will result in an improvement in earnings per share and are in the interests of shareholders generally. A purchase of 15% or more of the issued share capital would be made by way of a tender (or similar) offer to all shareholders. The purchase of the shareholding of 22% owned by BLB Investors LLC in connection with the recently announced conditional sale of the US gaming division will be the subject of a separate shareholders' resolution (note 29).

Amendment to the Articles of Association – Directors' and Officers' indemnities

An amendment to the Companies Act 1985 (the "Act"), which will come into force on 6 April 2005, will permit companies to indemnify their directors and officers against liabilities (including against legal costs) to a greater extent than was previously possible. This amendment has been introduced by the Government following its consultation process in respect of director and auditor liability and addresses concerns raised in that process that exposure to liabilities arising from legal action against directors by third parties and the cost of lengthy court proceedings were affecting the recruitment and behaviour of directors. The Board believes it is in the interests of the Company to take advantage of this amendment and it is therefore proposed to adopt a new Article 141 of the Company's Articles of Association to give the Directors and the officers the benefit of the new indemnity provisions to the extent permitted by the Act (as amended).

Donations

The Group made UK charitable donations of £8,000 (2003: £18,000) and no political donations.

Auditors

The auditors, Ernst & Young LLP, resigned on 29 November 2004 and KPMG Audit Plc were appointed in their place. A resolution to reappoint KPMG Audit Plc as the Company's auditors will be put to the forthcoming Annual General Meeting.

By Order of the Board

Diana Bromley
Company Secretary
18 March 2005

Board of Directors



Claes Hultman

Chairman ◆ ♣ ▼c

Age 58. Claes joined the Board as non-executive Chairman in May 1995. In September 2003, he was additionally appointed Chief Executive, at which point he stepped down from membership of the Audit and Remuneration Committees. With effect from 1 January 2005 Claes reverted to non-executive Chairman, at which point he resumed membership of the sub-committees of the Board. Claes has executive management experience in a variety of organisations throughout Europe and the USA. From 1991 to 1998, Claes was Chief Executive of Eurotherm plc, a provider of industrial electronics equipment, and from 2001 to 2002 he was Chairman of Keystone Solutions Group plc, a provider of software for professional firms. He is Chairman of Phototherapeutics Group Limited and, from 1 January 2005, Christie Tyler Limited. Claes resigned as Chairman of Creandum AB, a Swedish technology fund, with effect from 11 March 2005.



Mark Elliott

Chief Executive ▼

Age 40. Mark joined the Board as Finance Director in October 1998 and took over as Chief Executive with effect from 1 January 2005. He is a chartered accountant who has been with Wembley in a variety of finance roles for almost 15 years.



Eric Tracey

Finance Director

Age 56. Eric was appointed Finance Director on 1 January 2005. Prior to his appointment, Eric had over 30 years' audit and transaction support experience with Deloitte & Touche, with over 24 of these years as Partner and five as the head of Deloitte's Energy, Infrastructure and Utilities Practice in Europe. In 2003, Eric was seconded to Amey plc as acting Finance Director for a period of nine months. This period included the sale of that company and Eric being short listed for the Accountancy Age FD of the Year Award.



Peter Harris

Non-Executive Director† ◆ ♣c ▼

Age 53. Peter joined the Board in May 1999. He is a chartered accountant who has international experience in a variety of companies with a particular emphasis on acquisitions and business development. Since January 1999, Peter has been a Group Managing Director of RAC plc (formerly Lex Service plc), the leading automotive services provider, having formerly been its Finance Director.

◆ Audit Committee ♣ Remuneration Committee
▼ Nominations Committee c Committee Chairman
† Senior Independent Director



Robert Liguori

Non-Executive Director ◆ ♣ ▼

Age 65. Bob Liguori was appointed as an independent non-executive Director with effect from 1 January 2005. Bob is a lawyer, a US citizen and a resident of Rhode Island, USA. Bob has been managing partner of Adler, Pollock & Sheehan P.C., one of Rhode Island's leading law firms for over 13 years and retired from that position on 31 December 2004. Bob has previously served as a Cabinet Officer within the Rhode Island State Government.



Neil Chisman

Non-Executive Director ◆c ♣ ▼

Age 58. Neil joined the Board in May 1999. He is a certified accountant. Neil was Finance Director of Stakis plc for 10 years to 1999 before holding the positions of both Group Finance Director and Managing Director of the UK service operations of Thorn Limited, the international electrical appliance rental business, until its successful sale in December 2000. He is a non-executive Director of Edexcel Limited and of ifx Group plc. Neil is deemed to have recent and relevant experience for the purposes of membership of the Audit Committee.

Advisers

Registered office
Wembley plc
Elvin House
Stadium Way
Wembley HA9 0DW

Auditors
KPMG Audit Plc
1 Puddle Dock
London EC4V 3PD

Bankers
Barclays Bank plc
London Corporate Banking
50 Pall Mall
PO Box No 15162
London SW1 1QB

Financial advisers
Hawkpoint Partners
4 Great St Helen's
London EC3A 6HA

Stockbrokers
Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

Solicitors
Clifford Chance LLP
10 Upper Bank Street
London E14 5JJ

Lawrence Graham
190 Strand
London WC2R 1JN

Memery Crystal
44 Southampton Buildings
London WC2A 1AP

Adler, Pollock and Sheehan
One Citizens Plaza, 8th Floor
Providence, RI 02903 1345
USA

Registrars and transfer office
Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH

The Board is reporting to shareholders in accordance with the Companies Act 1985 (as amended by the Directors' Remuneration Report Regulations 2002).

The Company's policy on executive remuneration and the compensation arrangements for each of the senior executives in the Group, including in particular, the remuneration of the Executive Directors, is supervised by the Remuneration Committee, which makes recommendations to the Board. The Remuneration Committee consists solely of non-executive Directors. During 2004, Neil Chisman and Peter Harris served as members. With effect from 1 January 2005, Claes Hultman and Bob Liguori have joined the Committee.

In carrying out its responsibilities, the Committee takes advice from the independent remuneration advisers, New Bridge Street Consultants, and, in respect of pensions, from Hewitt, Bacon and Woodrow. No other services were provided by these advisers. The Committee has not formally appointed any remuneration advisers.

Policy on remuneration of Executive Directors and senior executives

Total level of remuneration
The Committee aims to ensure that the remuneration packages offered are both competitive and designed to attract, retain and motivate Executive Directors and senior executives of the right calibre.

Individual components
The Group has in place performance related reward policies in which targets are measurable. These are designed to divide remuneration between a fixed sum and a bonus linked to performance. The bonus is only available when results are better than certain preset targets and in this way, shareholders and executives both participate in the success of the Group.

Potential total earnings, including bonuses, are benchmarked against organisations of similar size and complexity. The policy of the Committee is to set the level of fixed remuneration at the median, subject to experience and past performance. However, the Committee believes that exceptional levels of performance should deliver upper quartile levels of total remuneration. Accordingly, the normal policy is that variable pay accounts for a significant proportion of the total potential remuneration of Executive Directors. Variable pay comprises an annual bonus scheme and a share option scheme under both of which rewards are linked to the achievement of challenging performance targets. Performance criteria for both schemes include sliding scales of reward so that Executive Directors and senior executives are incentivised to perform at the highest level.

Details of the Directors' remuneration are set out in the table on page 24.

Claes Hultman
On 9 September 2003, Claes Hultman was non-executive Chairman of the Company under a supply services agreement with City Reset Limited dated 27 September 1999 for an annual fee of £90,000. On 10 September 2003, Claes Hultman became

an Executive Director with his appointment to the role of Chairman and Chief Executive. His supply of services agreement was suspended and, during his period as an Executive Director, Claes Hultman received a fixed sum of £45,000 per month through to 30 June 2004 and then £46,350 until 31 December 2004. He received no other benefits and did not participate in the annual bonus, share option or Group pension schemes. On 1 January 2005, Claes Hultman returned to his role as non-executive Chairman. His suspended services agreement was replaced by a similar agreement, terminable on 12 months' notice by the Company, for an annual fee of £120,000. For 2005 only, a bonus of 100% of the annual fee will be paid, linked to the specific strategy outlined in the Chairman's statement on page 1.

Mark Elliott

Mark Elliott served as Executive Director throughout 2004. The main components of his remuneration were:

i. Basic salary Basic salary is determined by the Remuneration Committee taking into account both the performance of the individual and external market data from independent sources on the rates of salary for similar positions in comparable companies.

ii. Annual bonus Senior executives are eligible for annual performance related bonuses that are non-pensionable, on formulae determined in advance of each year by the Remuneration Committee. The bonus for Mark Elliott in respect of 2004 is shown on page 24.

The 2004 bonus scheme for Mark Elliott and senior executives at the Wembley plc head office was based on growth in adjusted earnings per share. For senior executives of the subsidiary companies, the 2004 bonus scheme was based on individual company profits compared to those generated in 2003.

The 2005 bonus scheme is designed to reward the increase in shareholder value and contains elements linked to both the specific strategy outlined in the Chairman's statement on page 1 and growth in adjusted earnings per share.

iii. Benefits Car (or cash alternative), pension, life assurance, permanent health insurance and medical cover are available to all senior executives.

iv. Share options The Company believes that share ownership by senior executives strengthens the link between their personal interests and those of the shareholders. Grants of options are phased in over a period at the discretion of the Remuneration Committee.

Options granted under the 1995 Approved Scheme, limited by Inland Revenue Rules to £30,000, will be subject to Capital Gains Tax on exercise.

Options granted under the 1996 Unapproved Scheme will be subject to income tax when exercised. Options granted in 2001 or after are not exercisable unless the growth of earnings per share over the same three-year period exceeds the rate of increase in the RPI by an average of 3% per annum, except in those circumstances where either the total value of all outstanding options granted to an individual exceeds 4x basic salary or the value of options granted to an individual in the year exceeds 1x basic salary. In these two cases, for those options in excess of either the 4x basic salary or 1x basic salary tests, the requirement increases to RPI plus 5%.

The Committee believes that these performance targets are transparent to both the Company and the grantees and are appropriately demanding to incentivise and reward outstanding sustained returns to shareholders.

Under the rules of the schemes, the Remuneration Committee applies an annual limit to the grant of options of up to 2x basic salary or, in exceptional circumstances such as senior executive recruitment, up to 3x basic salary.

The performance targets under the scheme for options granted in 2004 and beyond have been strengthened so that, if they are not met on the first occasion when an option becomes exercisable, the previous system of rolling retests has been replaced by one whereby they may be retested annually for a further two years only and from a fixed base point. If the performance targets are not met by the end of the fifth year, the option will lapse.

The Committee retains its discretion to vary both the number of options granted, up to the prescribed limits, and the performance targets required, so as to ensure that the targets are appropriately challenging and align the potential rewards to grantees to the returns generated for shareholders.

v. Pensions (including life assurance) Mark Elliott is a member of The Wembley 1989 Pension Scheme, although on special terms, based on an accrual rate of 30ths of scheme salary and a retirement age of 60. It is an Inland Revenue approved, final salary, occupational pension scheme. Pensionable salary is the member's basic salary, excluding all bonuses, capped under Inland Revenue rules at £102,000 for 2004/5. Life cover of 4x pensionable salary is included. A top-up scheme in respect of Mark Elliott's life assurance is in force as a consequence of his pension being capped under Inland Revenue rules.

In addition, for Mark Elliott, an amount equivalent to 20% of the difference between his salary and the Inland Revenue imposed earnings cap (currently £102,000) was paid as a pension supplement to help mitigate the impact of the earnings cap.

Eric Tracey

Eric Tracey was appointed as an Executive Director with effect from 1 January 2005. His service agreement is terminable by the Executive on 90 days' notice and by the Company, other than for cause, with no notice but on payment by the Company of one year's salary, subject to certain exclusions. Eric Tracey is not eligible for a pension, car or other benefits or to take part in the Executive Share Option Scheme. He is, however, entitled to a bonus linked to the specific strategy outlined in the Chairman's statement on page 1.

Former Director – Nigel Potter
Nigel Potter, who stepped down as Executive Director on 9 September 2003, received basic salary of £278,100 during the year, together with motor car and other executive benefits. He participated in The Wembley 1989 Pension Scheme on exactly the same terms as Mark Elliott. An amount equivalent to 50% of the difference between his salary and the Inland Revenue imposed earnings cap was paid as a pension supplement into a Funded Unapproved Retirement Benefit Scheme ("FURBS") to help mitigate the impact of the earnings cap.

Nigel Potter elected to take agreed redundancy with effect from 31 December 2004. From 1 January 2005 he has been engaged under a short-term consultancy agreement to assist the Group in its preparation for the trial in Rhode Island for a fee of £1,000 per calendar month or pro rata for any shorter period.

The payment of salary, benefits and redundancy during 2004 is included in payments to former Directors on page 24.

Fees to non-executive Directors
The remuneration of each of the non-executive Directors is determined by the Board and consists of fees only. They do not receive an annual bonus and do not participate in either the share option schemes or the Group pension scheme. In view of the demanding requirements expected of a comparatively small group of non-executive Directors, it is the Company policy to set fees for non-executive Directors at the upper quartile, benchmarked by external market data from a comparator group of companies. Non-executive Directors neither participate nor vote in any discussion relating to their own remuneration.

Service agreements and letters of appointment
The normal policy of the Company is that new executive appointments to the Board will be engaged on a one-year rolling contract.

During the period from 10 September 2003 to 31 December 2004, Claes Hultman was employed with the Company as Chairman and Chief Executive, for which he had a service agreement with the Company dated 13 October 2003, now terminated by mutual consent.

Before commencing this employment, Claes Hultman was non-executive Chairman of the Company under a supply of services agreement with City Reset Limited dated 27 September 1999. This agreement was suspended for the duration of Claes Hultman's employment with the Company, and was replaced by a similar agreement on 1 January 2005 on his return to the role of non-executive Chairman.

The employment of Claes Hultman from 10 September 2003 in the combined role of Chairman and Chief Executive was only intended as a short-term solution to the problem caused by the issue of the indictment in Rhode Island. Accordingly, in an agreement dated 17 December 2003, the Company agreed that in the event that the Company was not sold, a new non-executive Chairman would be sought and Claes Hultman would be appointed as Chief Executive. In the event, by mutual agreement, Claes Hultman resumed the position of non-executive Chairman on 1 January 2005. The contract of 17 December 2003 accordingly lapsed.

During Mark Elliott's employment as Finance Director, he was under a rolling one-year contract dated 13 January 1999. The notice period for termination of the service contract was therefore one year, with a formula agreed in which the compensation entitlement on early departure is an amount equivalent to the highest annual remuneration (basic salary and bonus) of the previous three years and a sum to cover one year's benefits. However, in the event of a change of control of the Company, the notice period increased to two years and the compensation entitlement similarly increases to twice the amount payable on early departure. Mark Elliott's present employment as Chief Executive is under a contract dated 6 December 2004, which incorporates the same provisions.

Neil Chisman and Peter Harris have served as non-executive Directors since May 1999. In accordance with best practice they were appointed for an initial period of three years followed by a further period of three years. Their current appointments expire in May 2005. In view of the strategy for the Group and the possible short-term nature of future appointments, Bob Liguori has been appointed for a term of three years, subject to earlier termination on three months' notice, but with the ability to continue for further periods of three years if circumstances should so require. New contracts for Neil Chisman and Peter Harris with effect from May 2005, are expected similarly to be for a three-year term, subject to earlier termination on three months' notice.

Policy on external directorships
The Company recognises that its Executive Directors may be invited to become non-executive Directors of other companies and that this additional experience may benefit both the Company and the individual Directors. Executive Directors are ordinarily therefore permitted to accept one non-executive appointment each, provided it: is not with a competing company; is not likely to lead to any conflict of interest; does not interfere with the abilities of the individual to perform his or her function as an Executive Director of the Company; and can be demonstrated to have benefits for the development of the individual or the Company. The fees payable to an Executive Director by another company, for service as a non-executive Director of that company, are retained by the individual Director.

Upon his appointment to the combined role of Chairman and Chief Executive of Wembley plc, Claes Hultman was already Chairman of both Phototherapeutics Group Limited and Creandum AB, receiving and personally retaining fees of £25,000 and SKr250,000 (approximately £19,000) per annum respectively. The Remuneration Committee permitted Claes Hultman to retain these existing non-executive roles for the duration of his employment as an Executive Director.


Total shareholder return
£250
£100
£171.32
Wembley
£121.32
FTSE L&H
1999
2000
2001
2002
2003
2004

The graph charts the cumulative shareholder return compared to the FTSE Leisure and Hotels Index.

This index was selected as it is considered to be the most appropriate sector to which to compare the Wembley business.

The following information was subject to audit:

Directors' remuneration

The total remuneration of the Directors was as follows:

	2004 £'000	2003 £'000
Executive Directors:		
basic salary	**745**	540
benefits	**19**	35
pension supplement	**19**	82
performance related bonus	**133**	–
Total remuneration	**916**	657
payment for loss of office	**46**	–
	962	657
Non-executive Directors:		
fees (page 25)	**64**	137
Former Directors:		
payments to former Directors (page 23)	**908**	–
Total Directors' remuneration	**1,934**	794

Payment for loss of office of £46,350 represents an amount equivalent to one month's salary paid to Claes Hultman upon the termination of his contract as Chairman and Chief Executive and the resumption of his role as non-executive Chairman.

The components of the remuneration of the Executive Directors were as follows:

	Basic salary £'000	Benefits £'000	Pension supplement £'000	Performance related bonus £'000	Total remuneration 2004 £'000	Total remuneration 2003 £'000
Claes Hultman	548	–	–	–	**548**	168
Mark Elliott	197	19	19	133	**368**	214
Nigel Potter	–	–	–	–	**–**	275
Total 2004	**745**	**19**	**19**	**133**	**916**	657
Total 2003	540	35	82	–	657	

The figures for Claes Hultman for 2004 represent his basic salary as Chairman and Chief Executive throughout the year. In 2003 they represent basic salary from the date of his appointment to that position on 10 September 2003.

Amounts for Nigel Potter in 2003 represent basic salary and benefits received for services performed as an Executive Director until he resigned from the Board on 17 September 2003.

The following table details the pension entitlements of Mark Elliott, who held office during 2004

	Accrued annual pension entitlement at age 60 as at 31 December 2004 £'000	Increase in accrued benefits excluding inflation "X" £'000	Increase in accrued benefits including inflation £'000	Transfer value of increase "X" less Directors' contributions £'000	Transfer value of accrued benefits at 1 January 2004 £'000	Transfer value of accrued benefits at 31 December 2004 £'000	Increase in transfer value due to change in calculation basis Note 6 £'000	Increase in transfer value less Directors' contributions Note 7 £'000
Mark Elliott	49	3	5	19	294	623	250	74

Note 1 Directors' pension contributions in 2004 for Mark Elliott were £5,063.

Note 2 Once in payment, pensions are guaranteed to rise in line with any increases in the Retail Price Index, subject to a maximum of 5% per annum.

Note 3 In the event of the death of Mark Elliott, a pension equal to one-half of his pension will become payable to his surviving spouse.

Note 4 Mark Elliott has a normal retirement age of 60. However, he may, with the consent of both the Company and the trustees of the pension scheme, retire and draw a pension at any time after reaching the age of 50. Any pension payable would be equal to the accrued pension entitlement, revalued to normal retirement age and reduced by 0.5% for each month of early retirement.

Note 5 Company pension contributions during the year in respect of Mark Elliott were £64,688. Included within this is an amount of £19,125 in respect of a salary supplement paid in lieu of an additional pension contribution. This does not affect the accrued annual pension entitlement shown above.

Note 6 During 2004, Legal & General, the Group's actuarial advisers, revised the actuarial basis used for calculating transfer values for all pension schemes of clients for which they provide actuarial services. Accordingly, the theoretical transfer values for all members of the Group's defined benefit pension scheme were increased. Actual transfer values would depend on the sufficiency of the scheme's assets. This change in calculation basis has no immediate effect on the financial position of the scheme.

Note 7 This represents the increase in transfer value arising from one extra year's pension accrual and salary changes. In the case of Mark Elliott, salary increase is restricted to the increase in the Inland Revenue earnings cap (2004: £102,000; 2003: £99,000).

The individual breakdown of fees paid to the non-executive Directors holding office during 2004 was as follows:

	2004 £'000	2003 £'000
Claes Hultman (fees as Chairman) (notes 8, 9 and 10)	**—**	62
Neil Chisman (note 11)	**32**	43
Peter Harris (note 11)	**32**	32
	64	137

Note 8 In addition to the above, a monthly allowance of £700 was paid to Claes Hultman until his appointment as an Executive Director on 10 September 2003 to cover office expenses.

Note 9 On 10 September 2003, Claes Hultman was appointed as an Executive Director of the Company. After that date, no further fees were paid to Claes Hultman in respect of his duties as non-executive Chairman.

Note 10 All amounts paid to Claes Hultman in his role of non-executive Chairman were paid to his wholly owned services company, City Reset Limited.

Note 11 The fees received by Neil Chisman and Peter Harris include £3,500 (2003: £3,500) remuneration for their roles as Chairman of the Audit Committee and Remuneration Committee respectively. In 2003, Neil Chisman received fees of £11,250 in relation to additional services provided during the year.

Directors' share interests

The interests of the Directors at 31 December 2004 in the ordinary share capital of the Company were:

a Ordinary shares (number)	At 18 March 2005	At 31 December 2004	At 31 December 2003
Executive Directors			
Claes Hultman	**50,000**	50,000	50,000
Mark Elliott	**8,000**	8,000	8,000
Non-executive Directors			
Neil Chisman	**26,891**	26,891	26,891
Peter Harris	**10,000**	10,000	10,000

Other than the above shareholdings, and the share options and the Sharesave Scheme options below, no Director had any beneficial interest in the shares of the Company or any subsidiary company apart from as a nominee in the share capital of other Group companies.

b Share options

The share options granted to Executive Directors and outstanding at the year end were as follows:

	Date first exercisable	Exercise price	At 31 December 2004 (number)	At 31 December 2003 (number)
Mark Elliott	2/9/2001	£3.25	**25,000**	25,000
	17/3/2002	£5.50	**20,000**	20,000
	2/3/2004	£6.15	**45,528**	45,528
	5/3/2005	£6.56	**22,866**	22,866
	19/8/2005	£6.68½	**26,178**	26,178
	9/9/2007	£6.53¼	**98,048**	–
			237,620	139,572

No options were exercised and none lapsed during the year.

Options can be exercised up to seven years after the date first exercisable. The performance conditions attached to the vesting of the options detailed above are outlined on page 22.

The opening and closing share prices during 2004 were £6.02½ and £6.40 respectively. The highest and lowest share prices during this time were £8.92½ and £5.41 respectively.

c Sharesave Scheme

On 1 June 2002, Mark Elliott was granted options over 2,713 shares, at a share price of £6.10. These options are exercisable within six months of 1 June 2007.

Approved by the Board of Directors and signed on its behalf by:

Peter Harris
Chairman of the Remuneration Committee
18 March 2005

Corporate governance

Statement of Application of Principles

The Group is committed to high standards of corporate governance. The Board is accountable to the shareholders for managing the Group as a whole in such a way that it prospers.

Compliance with the Combined Code provisions

This Report outlines the Company's compliance with the provisions of the revised Combined Code on Corporate Governance issued by the Financial Reporting Council in July 2003, which applies to listed companies with a financial year ending on or after 1 November 2003 ("the Code").

The Group complied with the provisions of the Code throughout the year, with those exceptions listed below.

On the resignation of Nigel Potter from the Board of Wembley plc following his indictment in Rhode Island on 9 September 2003, Claes Hultman was appointed to the executive position of Chairman and Chief Executive of Wembley plc. This does not comply with the requirements of the Code but was regarded by the Board as the most satisfactory short-term solution. Compliance with the Code was resumed on 1 January 2005 upon the appointment of Mark Elliott as Chief Executive and Claes Hultman resuming his role of non-executive Chairman. For the purposes of compliance with the Code, Claes is no longer considered independent given his previous Executive role. However, given the challenges facing the Company his continued role as non-executive Chairman is considered to be in the best interests of shareholders.

The period of notice for Executive Directors is usually one year, conforming to the Combined Code. For Mark Elliott, in the event of a change of control of the Company, the notice period increases to two years. The Board believes that this is appropriate in the current circumstances since, in the event of a bid, the Executive Directors should be in a position to assess the best interests of the shareholders, free from concern about their own financial position.

Throughout 2004, the Board consisted of two Executive Directors and two non-executive Directors. The composition of the sub-Committees of the Board was therefore reduced to the two independent non-executive Directors and was accordingly not compliant with each Committee's own terms of reference or the Code. This position was rectified with effect from 1 January 2005 with the appointment of Bob Liguori and the return of Claes Hultman to a non-executive role. Since that time, the Board has consisted of two Executive Directors and four non-executive Directors, three of whom are independent. The Audit Committee and Remuneration Committee consist solely of non-executive Directors and the Nominations Committee of a majority of non-executive Directors.

During 2004, the Board conducted a review of its own performance and that of its sub-Committees. In view of the alteration of its composition with effect from 1 January 2005, it deferred the review of the performance of the individual Directors until 2005.

The workings of the Board and its Committees

The Board

The Board is responsible for determining the direction and aims of the Group and for monitoring the effectiveness of the Executive Directors' policies and decisions. The Board manages the Group in the interests of shareholders and it acknowledges its responsibilities to, amongst others, the Group's customers, employees and the environment.

The Board has reserved for itself a schedule of matters which it alone can sanction, which include the approval of Group strategy and operating plans, the annual budget, the Annual Report and Accounts, the Interim Report and related announcements, major divestments and capital expenditure, large acquisitions and disposals, material payments made outside the normal course of business, the recommendation of dividends and risk management policies. The powers and responsibilities of executive management and all employees are likewise governed by policies and procedures. Areas are also identified where executive management can give approval subject to certain financial limits. Where any of the activities involve amounts greater than the limits laid down for management approval they are referred to the full Board. The authority limits are reviewed regularly and any changes are approved by the Board.

The Board meets on a regular basis, approximately every two months and, additionally, whenever required. During the year the Board held 13 full meetings, which all members attended.

The Board receives information in a timely manner in order to enable it to discharge its duties. Management accounts are circulated each month. A report from the Chief Executive is circulated at least every two months, with additional special briefings on non-routine matters. The Board has access to independent professional advice at the Company's expense and also access to the Company Secretary. All new Directors, on joining the Board, receive a formal and tailored induction.

Certain matters are delegated to the following Board sub-Committees. The terms of reference of each sub-Committee follow the guidelines attached to the Code.

Remuneration Committee

During 2004, the Remuneration Committee comprised Peter Harris and Neil Chisman and, since 1 January 2005, these were augmented by Claes Hultman and Bob Liguori. The Committee determines the remuneration and terms and conditions of employment of the Group's Executive Directors and senior executives. Details of the Group's policies on remuneration are given in the Directors' remuneration report on pages 21 to 26.

The Committee met five times during the year, both members being present at all meetings.

Audit Committee

The Audit Committee comprised Neil Chisman and Peter Harris and, since 1 January 2005, these were augmented by Claes Hultman and Bob Liguori. It met four times during the year, both members being present at all meetings. Both Peter Harris and Neil Chisman are qualified accountants. The Committee reviews the Annual and Interim Accounts before they are submitted to the Board. It monitors the control systems in force in the Group and the risk associated with any perceived weaknesses in the control environment. During the year, it has received regular reports from the Group Finance Department on the effectiveness of the Group's internal control systems. The Committee also considers any control issues raised by the external auditors. The Audit Committee, together with the Board, keeps the remit of the internal audit function under review. The Audit Committee meets with the external auditors without the Executive Directors being present for part of every Audit Committee meeting.

The Audit Committee seeks to ensure the continued independence and objectivity of the Group's auditors and in this regard, monitors the level of non-audit work undertaken for the Group. During 2004, a policy on the provision of non-audit work by the external auditors was approved by the Board to ensure that the auditors' objectivity and independence is safeguarded. The policy highlights those areas where the external auditors cannot provide services to the Group including, inter alia, the provision of executive management functions, internal audit outsourcing, preparation of accounting records and corporate financial statements and work on financial information systems. The policy also provides for pre-engagement clearance by the Audit Committee of other services in excess of £10,000. A breakdown of the audit and non-audit fees paid during the year is set out in note 30 to the Accounts.

Nominations Committee

The Nominations Committee comprised Peter Harris and Neil Chisman. For the appointment of the new Finance Director, Mark Elliott joined the Committee. With effect from 1 January 2005, Claes Hultman and Bob Liguori have joined the Committee. During 2004, the Committee met four times, both members being present for all meetings.

In 2004, its main objective was to consider the composition of the Board and to recruit new members. The position of Chief Executive was filled after consultation with outside advisers including the then auditors, merchant bank and stockbrokers. Recruitment of the new Directors was likewise through external contacts and a rigorous interview process.

The terms and conditions of appointment of non-executive Directors are available for inspection.

Independence of non-executive Directors

Of the four current non-executive Directors, Neil Chisman, Peter Harris and Bob Liguori are considered by the Board to be independent. Bob Liguori was introduced to the Company by Adler, Pollock & Sheehan P.C., a law firm, which among others, has provided legal services to the Group and of which, until 31 December 2004, he was senior partner. In compliance with best practice, prior to his appointment, full consideration was given to Bob Liguori's independence, in view of the connection with this law firm. The Directors concluded that Adler, Pollock & Sheehan is not a material supplier of services to Wembley and Bob Liguori had previously had no direct contact with the Company. Accordingly, the Directors considered that Bob Liguori's ability to act independently was not impacted.

Relations with shareholders

Communications with shareholders are given high priority. The Chairman's statement, Review of operations and the Finance Director's review on pages 1, 4 and 11 include a detailed review of the business and its future developments. In addition to the Annual Report and Accounts, an Interim Report is published at the half year. The Company also has a website, www.wembleyplc.com, which contains up to date information on the Group's activities and published financial results. There is regular dialogue with institutional shareholders, including presentations after the year end results and at the half year. Private shareholders are able to communicate directly with the company by e-mail or telephone. The Board views the Annual General Meeting as a valuable opportunity to communicate with private and institutional investors and welcomes their participation. All Board members attend the Annual General Meeting and in particular, the Chairman of the Audit, Nominations and Remuneration Committees are available to answer questions.

Internal controls

The Directors are responsible for internal control in the Group and for reviewing its effectiveness. There is a continuing process in place for identifying, evaluating and managing the significant risks faced by the Group. Procedures have been designed for safeguarding assets against unauthorised use or disposition, for maintaining proper accounting records, and for the reliability of financial information used within the business or for publication. Such procedures are designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material error, losses or fraud.

The key procedures established within the Group to provide effective internal control are regularly reviewed by the Board. This is in accordance with the Turnbull Guidance and 'Internal Control Guidance for Directors on the Combined Code' issued by the Institute of Chartered Accountants in England and Wales. Such procedures have been in place throughout 2004 and up to the date of approval of the Annual Report and Accounts. The Group's key internal control procedures include the following:

Control environment

The Board has overall responsibility for the Group. It has implemented an organisational structure with clearly defined lines of responsibility and with authority delegated to appropriate personnel within limits set by the Board or by the Executive Directors under powers delegated by the Board. The Executive Directors, together with the management of principal operating subsidiaries, meet regularly to consider and resolve operational issues.

High quality personnel are an essential part of the control environment. The integrity and competence of employees is ensured through high recruitment standards and subsequent training courses. High ethical standards are maintained through the formal communication of values.

Risk management
The management team of each operating subsidiary has a clear responsibility for identifying risks facing their business and for putting in place procedures to mitigate and monitor risks. Risks are formally assessed by the Board during the annual budget process, as part of the internal controls review, and in connection with major transactions.

The new Board appointments together with the increased interaction of Group Directors and executives with those of the subsidiaries and the more effective use of external advisors in Rhode Island in particular, have strengthened the Group's ability to manage risk, especially regulatory risk in the USA.

Control procedures
An extensive system of formal controls exists throughout the Group. In particular, all authority levels are documented and approved by the Executive Directors.

The Group has clearly defined guidelines for capital expenditure and investment approval within a process that ensures that only those investments for which there is a commercial and strategic logic are approved.

There is an annual programme of review of the Group's system of internal controls by the Group Finance Department, sponsored and reviewed by the Board.

Budgetary process and financial reporting
The Group has a comprehensive system of financial reporting and review. Each year, an annual budget, incorporating a four-year plan, is presented by the Executive Directors and approved by the Board. Performance is monitored and relevant action taken throughout the year. Key information on each operating company is provided to the Executive Directors on a weekly basis. Monthly results are reported against budget, together with an analysis of variances and revised forecasts for the remainder of the year.

Directors' review of effectiveness
The Directors, through the Audit Committee, have reviewed the effectiveness of the Group's system of internal controls as they operated during the period 1 January 2004 to 18 March 2005. The key processes in carrying out the review include: a regular programme of health and safety and food safety audits of the UK tracks by external specialists; a programme of audits and reviews in the US and UK by members of the Board and Group Finance Department; a programme of internal audit work executed by a qualified internal auditor within the US operations; production and regular updating of risk assessments prepared by chief executives of operating subsidiaries; and presentations by chief executives of operating subsidiaries to the Board.

Appointment of Auditors
Following the resignation of the Company's auditors, Ernst & Young LLP, the Board, on the recommendation of the Audit Committee, appointed KPMG Audit Plc as auditors.

The following statement, which should be read in conjunction with the Independent auditors' report set out on page 53, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and the auditors in relation to these Accounts.

Company law requires the Directors to prepare Accounts for each financial year that give a true and fair view of the state of affairs of the Company and Group at the end of the year and of the profit or loss for that period. In preparing those Accounts, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed subject to any material departures disclosed and explained in the Accounts; and
- prepare the Accounts on the going concern basis unless it is inappropriate to presume that the Company and Group will continue in business.

The Directors are responsible for maintaining proper accounting records which disclose with reasonable accuracy at any time the position of the Company and enable them to ensure that the Accounts comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and to detect fraud and other irregularities.

Directors' statement on going concern
After reviewing the Group's budget, and in particular the Group's actual and projected cash flows after providing for capital expenditure, the Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future and, accordingly, adopt a going concern basis in preparing the Accounts.

Social, ethical and environmental responsibility

Wembley has strong corporate values and, therefore, recognises the importance of employing socially responsible practices. In particular, as a business whose core activity involves socially sensitive issues such as gaming and animal racing, Wembley is conscious that its future commercial success and support in community, political and legislative circles is, in part, dependent on its policies in these areas.

Board responsibility for social, ethical and environmental issues
During the year, Wembley operated in three separate legislative jurisdictions: the UK, and in the US in the States of Rhode Island and Colorado. In each jurisdiction, the nature of legislation and best practice regarding matters of social, ethical and environmental responsibility ("SEER") differs. Our approach on SEER was, therefore, structured to reflect these different environments in which we operate.

The Group Chief Executive is responsible at Board level for identifying SEER areas for which the Group requires each operating company to adopt policies and for ensuring that operating companies establish policies in these areas and that they are adopted and monitored.

During the year, the businesses continued to work on implementing policies and procedures in the following areas of SEER:

- Corporate ethics
- Gaming issues
- Animal welfare
- Health and safety
- The environment
- Community involvement

Corporate ethics
A corporate ethics policy, which addresses the standards of behaviour of employees in relation to areas such as integrity and conflicts of interest, has been implemented throughout the Group. The policy and procedures have been reviewed in the light of the Rhode Island indictment. Whistle-blowing policies are likewise in place within each business.

Gaming issues
Wembley focuses on two key gaming issues: ensuring that underage persons do not participate in gaming activities in any of its premises, and the minimisation of problem gambling (gambling addiction).

At Lincoln Park in Rhode Island, ensuring that under-18s do not gamble at our venue is a specific requirement of our licence to operate VLTs. Likewise, at our Colorado venues, strict rules are in place to manage underage gambling. In each of our US facilities, security guards and cashiers check the ID of anyone who appears to be underage. Clear signage is positioned around the venues and, in Colorado, the Colorado Racing Commission has on-site investigators who work with us to identify and prohibit underage gamblers.

In the UK, while GRA Limited was able legally to permit accompanied entry to under-18s, gambling was strictly controlled, with all staff and security ensuring under-18s did not participate.

At Lincoln Park, an internal Problem Gambling Committee has been established that includes senior management and department heads of Lincoln Park as well as a representative from The Rhode Island Council of Problem Gambling – an organisation to which we contribute funding. This committee meets quarterly, develops policy and monitors statistics of registered addicts, for whom we manage a self-exclusion policy. At both Lincoln Park and the Colorado tracks, we produce and circulate educational leaflets and provide appropriate signage and telephone helpline numbers.

GRA Limited participated in the Government's Gambling Industry Liaison Group to help formulate the guidelines on gambling addiction in the proposed Gambling Bill, which will help ensure that the Government's crucial concerns on this matter are successfully addressed.

Animal welfare
Animal welfare is recognised by the Board as important to the Group's continued commercial success.

At Lincoln Park, we provide a home to a greyhound adoption charity. The 'Adopt a Greyhound' programme is a beneficiary of a charitable roadrace organised by Lincoln Park each year and a fundraiser for retired greyhounds is also hosted and supported by the track on an annual basis. In addition, the Rhode Island Greyhound Owners Association conducts spot checks on the conditions for the greyhounds within our kennels.

In Colorado, we co-operate with a number of different organisations to help facilitate the adoption of retired greyhounds. At each location, there is a weekly meeting with the Racing Commission to review injury reports and develop corrective action where necessary.

At Arapahoe Park, our horse-racing track in Colorado, a vet is on staff during the live racing season to oversee the health of the horses through daily inspections.

In the UK, GRA Limited worked with the National Greyhound Racing Club and the British Greyhound Racing Board in supporting welfare initiatives, particularly the Retired Greyhound Trust. In addition, local home finding schemes had been set up at all six GRA tracks and support was given both financially and in terms of time and resource. The company supported and encouraged additional welfare spending through the British Greyhound Racing Fund, in the form of additional funds for research into the racing greyhound, more contributions to the Retired Greyhound Trust and payments to improve racing surfaces and their preparation and kennel facilities at UK greyhound tracks.

Health and safety
Our operating licences at each venue are dependent on the outcome of regular health and safety audits satisfactory to the relevant local authorities. Each operating company has its own health and safety policy and each track has a health and safety committee that meets regularly. Health and safety reports are provided to the Group Board at every meeting.

Since 2002, GRA Limited had been subject to food safety audits and health and safety audits at all of its tracks by external consultancies on both an unannounced and pre-arranged basis. Repeat audits were performed during 2004 and improvements continued to be made to the operating standards. Reviews were also carried out by Wembley personnel as part of the continuous programme of monitoring controls over key risk areas.

In Lincoln Park, a building-wide air quality study was carried out in 2004 to ensure that any potential air quality problems were identified and resolved.

Lincoln Park and each of the Colorado venues has designated non-smoking areas. A municipal ordinance in Pueblo regulates public no-smoking areas. Likewise, in other local jurisdictions, legislation is monitored to ensure compliance with additional requirements applicable to our facilities.

The environment
Throughout the Group, the main areas on which our business activities can affect the environment and where we therefore pay particular regard are:

- Minimising noise, litter and disturbance to those living near our tracks;
- Suitable disposal of animal waste from our tracks; and
- Conservation of energy and water.

Lincoln Park completed a three-year plan to upgrade air handling and air-conditioning units that were energy inefficient to state-of-the-art, efficient units. Units are entirely controlled by a computerised environment system.

In the UK, the track at Belle Vue, Manchester, had its own well dug to provide the water required to irrigate the racing surface. Water consumption fell by 95%, as the track irrigation water is recycled naturally. Following this result, GRA commissioned further surveys of its sites to determine whether there were suitable aquifers at its other locations.

Community involvement
Wembley encourages the involvement of both its operating companies and its staff in voluntary community activities.

At Lincoln Park, we support a number of local and State charitable organisations, for example, holding fundraisers at the track and organising food drop-offs to food banks for the needy. Lincoln Park's Rhody 5k roadrace raised over $70,000 for the Tomorrow Fund for Hasbro Children's Hospital, benefitting children with cancer.

The Colorado locations are active in their communities including donating facilities for fire and police training, local education, health and charitable causes.

Group profit and loss account For the year ended 31 December 2004

	Note	2004 £'000	2003* £'000
Turnover:			
Continuing operations		**69,370**	72,385
Discontinued operations		**25,350**	25,532
Turnover	1	**94,720**	97,917
Cost of sales		**(51,217)**	(51,295)
Gross profit		**43,503**	46,622
Administrative expenses		**(33,439)**	(20,072)
Operating profit:			
Continuing operations:			
Continuing operations before exceptional items		**28,807**	31,687
Exceptional items relating to continuing operations	2	**(23,115)**	(7,923)
Continuing operations		**5,692**	23,764
Discontinued operations:			
Discontinued operations before exceptional item		**4,372**	3,570
Exceptional item relating to discontinued operations	2	**—**	(784)
Discontinued operations		**4,372**	2,786
Operating profit	1	**10,064**	26,550
Sale or termination of discontinued businesses	2	**2,391**	(1,389)
Profit on sale of tangible fixed assets - discontinued operations	2	**6,300**	—
Interest receivable and similar income		**1,502**	1,057
Interest payable and similar charges	6	**(29)**	(120)
Profit on ordinary activities before taxation		**20,228**	26,098
Tax on profit on ordinary activities	7	**(9,795)**	(13,001)
Profit for the financial year		**10,433**	13,097
Ordinary dividend	8	**(6,781)**	(2,263)
Retained profit for the year		**3,652**	10,834
Basic earnings per share	9	**30.0p**	37.9p
Diluted earnings per share	9	**29.7p**	37.7p
Adjusted basic earnings per share	9	**67.3p**	65.2p
Dividend per share	8	**19.5p**	6.5p

* See notes 2 and 29.

Balance sheets At 31 December 2004

	Note	Group 2004 £'000	Group 2003 £'000	Company 2004 £'000	Company 2003 £'000
Fixed assets					
Intangible assets	11	**1,007**	1,339	**—**	—
Tangible assets	12	**146,738**	162,348	**—**	—
Investments	13	**—**	—	**59,674**	62,560
		147,745	163,687	**59,674**	62,560
Current assets					
Debtors: recoverable within one year	14	**7,437**	21,541	**33,777**	41,970
Debtors: recoverable after more than one year	14	**14,933**	—	**5,401**	—
Cash at bank and in hand		**31,633**	22,656	**19,706**	22,349
		54,003	44,197	**58,884**	64,319
Creditors: amounts falling due within one year	15	**(10,588)**	(13,397)	**(12,706)**	(29,414)
Net current assets		**43,415**	30,800	**46,178**	34,905
Total assets less current liabilities		**191,160**	194,487	**105,852**	97,465
Provisions for liabilities and charges	19	**(6,379)**	(6,460)	**(622)**	(801)
Net assets		**184,781**	188,027	**105,230**	96,664
Capital and reserves					
Called up share capital	20	**34,777**	34,662	**34,777**	34,662
Share premium account	21	**1,368**	867	**1,368**	867
Revaluation reserve	21	**58,438**	61,321	**—**	—
Capital redemption reserve	21	**1,651**	1,651	**1,651**	1,651
Profit and loss account	21	**88,547**	89,526	**67,434**	59,484
Equity shareholders' funds		**184,781**	188,027	**105,230**	96,664

Approved by the Board of Directors on 18 March 2005 and signed on its behalf by:

Claes Hultman Chairman
Eric Tracey Finance Director

Group cash flow statement For the year ended 31 December 2004

	Note	2004 £'000	2003 £'000
Net cash inflow from operating activities	25	**12,987**	28,743
Returns on investments and servicing of finance	26	**1,215**	60
Taxation	26	**(9,715)**	(12,967)
Capital expenditure	26	**(1,705)**	(5,374)
Acquisitions and disposals	26	**16,597**	10,563
Equity dividends paid		**(6,781)**	(6,400)
Net cash inflow before management of liquid resources and financing		**12,598**	14,625
Management of liquid resources	26	**(8,179)**	(14,762)
Financing	26	**(2,932)**	4,704
Increase in cash		**1,487**	4,567

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET FUNDS	Note	2004 £'000	2003 £'000
Increase in cash in the year		**1,487**	4,567
Cash outflow/(inflow) from reduction/(increase) in loans		**3,548**	(3,974)
Cash outflow in respect of short-term deposits		**8,179**	14,762
Movement in net funds resulting from cash flows		**13,214**	15,355
Foreign exchange translation difference		**(609)**	(216)
Movement in net funds in the year		**12,605**	15,139
Opening net funds at 1 January		**19,028**	3,889
Closing net funds at 31 December	27	**31,633**	19,028

Other primary statements For the year ended 31 December 2004

GROUP STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES	2004 £'000	2003 £'000
Profit for the financial year	**10,433**	13,097
Exchange differences	**(7,514)**	(12,506)
Total recognised gains for the financial year	**2,919**	591

A note of historical cost profits and losses has not been provided on the basis that the difference, when compared to the reported result in the profit and loss account, is not material.

GROUP RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS	2004 £'000	2003 £'000
Profit for the financial year	**10,433**	13,097
Ordinary dividend	**(6,781)**	(2,263)
Retained profit for the year	**3,652**	10,834
Issue of shares (share capital plus share premium)	**616**	730
Exchange differences	**(7,514)**	(12,506)
Net movement in shareholders' funds	**(3,246)**	(942)
Shareholders' funds at 1 January	**188,027**	188,969
Shareholders' funds at 31 December	**184,781**	188,027

Accounting policies

Basis of preparation

The Accounts have been prepared under the historical cost convention modified to include the revaluation of certain properties and in accordance with applicable accounting standards. The following principal accounting policies have been applied consistently throughout the year and the preceding year in dealing with items which are considered material in relation to the Group's Accounts. The consolidated Accounts comprise the Accounts of the Company and its subsidiary undertakings (the Group) made up to 31 December 2004. The results of subsidiary undertakings disposed of in the year are included in the consolidated profit and loss account up to the date of disposal. A separate profit and loss account, setting out the results of the Company, is not presented because the Company has taken advantage of the dispensation under S230 Companies Act 1985.

Tangible fixed assets

The transitional rules of Financial Reporting Standard 15, 'Tangible Fixed Assets', have been adopted for the Group's operating properties permitting the retention of the carrying values at the previously revalued amounts. These properties will not be subject to further revaluations. The last revaluation took place at 31 December 1998.

All other fixed assets are stated at cost. Impairment tests are carried out as and when required by Financial Reporting Standard 11, 'Impairment of Fixed Assets and Goodwill'.

No depreciation is provided on freehold land. Buildings are depreciated to residual values over a period of 50 years or the estimated useful life of the building, whichever is less.

Fixed plant is depreciated using rates of 4% to 20% per annum and plant and equipment are depreciated using rates of 10% to 50%, all of which are considered appropriate to write down the assets to their estimated residual value on a straight line basis over their estimated useful lives.

Investments

Investments in, and loans to, subsidiary undertakings included in the Company balance sheet are stated at cost less any impairment.

Leases

Rental payments in respect of operating leases are charged against operating profit as incurred.

Deferred taxation

Full provision is made for deferred tax on all material timing differences that have originated but not reversed at the balance sheet date and that result in an obligation to pay more, or a right to pay less, tax, in the future with the following exceptions:

- Provision is made for tax on gains arising from the revaluation of fixed assets only to the extent that, at the balance sheet date, there is an agreement to dispose of the assets concerned;
- Deferred taxation assets are recognised to the extent that they are regarded as recoverable; and
- Deferred tax is calculated on a non-discounted basis at tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

Goodwill

Goodwill represents the excess of fair value of purchase consideration and associated costs for an acquired business over the fair value attributed to its separately identifiable assets and liabilities.

Goodwill is capitalised and amortised over its estimated useful economic life, on an acquisition-by-acquisition basis.

Positive goodwill is reviewed for impairment at the end of the first full financial year following the acquisition and in other periods if events or changes in circumstances indicate that the carrying value may not be recoverable.

Goodwill arising on acquisitions prior to 30 September 1998 remains eliminated against reserves. When a subsequent disposal occurs, any related goodwill previously written off to reserves is written back through the profit and loss account as part of the profit or loss on disposal.

Foreign currency

The exchange rates used to express the assets and liabilities of overseas companies in sterling are the rates ruling at the end of the financial year. Earnings are translated at average exchange rates during the year, except where a single transaction is of such significance that the rate on the date of the transaction is used. Other foreign currency assets and liabilities are expressed at year end rates.

Exchange differences arising on consolidation from the retranslation of the opening net investment in overseas companies are taken directly to reserves. Other exchange differences are dealt with in the profit and loss account.

Pension costs

In accordance with Statement of Standard Accounting Practice 24, 'Accounting for Pension Costs' (SSAP 24), contributions are charged to the profit and loss account so as to spread the cost of pensions over employees' working lives with the Company. Variations in pension cost, as identified by actuarial valuations, are amortised over the average expected remaining working lives of employees in proportion to their expected payroll costs.

In addition, the transitional disclosure requirements of Financial Reporting Standard 17, 'Retirement Benefits', have been made.

Turnover

Turnover represents sales (excluding VAT and other similar sales taxes) to external customers. Turnover is recognised in the month in which the relevant services are provided.

Cash and liquid resources

Cash, for the purpose of the cash flow statement, comprises cash in hand and deposits repayable on demand, less overdrafts payable on demand.

Liquid resources are current asset investments which are disposable without curtailing or disrupting the business. Liquid resources comprise term deposits of less than three months.

Notes to the accounts As at 31 December 2004

1 Operating profit and segmental analysis

Operating profit	Continuing 2004 £'000	Discontinued 2004 £'000	Total 2004 £'000	Continuing 2003 £'000	Discontinued 2003 £'000	Total 2003 £'000
Turnover	69,370	25,350	94,720	72,385	25,532	97,917
Cost of sales	(32,345)	(18,872)	(51,217)	(31,905)	(19,390)	(51,295)
Gross profit	37,025	6,478	43,503	40,480	6,142	46,622
Administrative expenses	(31,333)	(2,106)	(33,439)	(16,716)	(3,356)	(20,072)
Operating profit	5,692	4,372	10,064	23,764	2,786	26,550

Segmental analysis	Turnover 2004 £'000	Profit 2004 £'000	Net assets 2004 £'000	Turnover 2003 £'000	Profit 2003 £'000	Net assets 2003 £'000
Class of business						
Continuing operations:						
US gaming	69,370	31,315	91,419	72,385	34,398	109,375
Central management	–	(2,508)	14,239	–	(2,711)	13,175
Continuing: before exceptional items	69,370	28,807	105,658	72,385	31,687	122,550
Exceptional items	–	(23,115)	–	–	(7,923)	–
Total – continuing operations	69,370	5,692	105,658	72,385	23,764	122,550
Discontinued operations:						
UK gaming before exceptional item	25,350	4,372	47,490	25,532	3,570	46,449
Exceptional item	–	–	–	–	(784)	–
Total – discontinued operations	25,350	4,372	47,490	25,532	2,786	46,449
Turnover	94,720			97,917		
Operating profit		10,064			26,550	
Non-operating exceptional items		8,691			(1,389)	
Net interest receivable		1,473			937	
Profit before tax		20,228			26,098	
Capital employed			153,148			168,999
Net cash			31,633			19,028
Net assets			184,781			188,027
Geographical area						
Continuing operations:						
United Kingdom	–	(8,812)	14,239	–	(3,428)	13,175
North America (USA)	69,370	14,504	91,419	72,385	27,192	109,375
	69,370	5,692	105,658	72,385	23,764	122,550
Discontinued operations:						
United Kingdom	25,350	4,372	47,490	25,532	2,786	46,449
	94,720	10,064	153,148	97,917	26,550	168,999

Turnover between business segments is not material. The analysis of turnover by geographical area is based on the origin of the supply. The analysis by destination is not materially different and so is not shown.

The analyses of capital employed by activity and geographical area are calculated on net assets excluding intercompany balances and investments and all cash and borrowings. The Group's financing is centrally arranged and accordingly, the cash and borrowings and net interest are not attributed to individual activities or geographical areas.

The results for the US gaming division include income from gaming, greyhound and horse-racing venues. The turnover and profit are principally derived from the operations of Lincoln Park.

On 4 March 2005, Wembley completed the sale of its UK gaming division to Risk Capital Partners. In accordance with the provisions of Financial Reporting Standard 3 – 'Reporting Financial Performance', the results of the UK gaming division have been shown within Discontinued operations in 2004 and have therefore also been reclassified in the 2003 comparative figures.

Exceptional items of £23,115,000 arise in relation to US gaming: £16,811,000 and Central management: £6,304,000 respectively.

Notes to the accounts continued

2 Exceptional items	2004 £'000	2003 £'000
Exceptional items relating to continuing operations:		
Provision for impairment in value of fixed assets in Colorado (i)	**(13,716)**	(1,690)
Costs of the proposed sale and restructuring of Wembley plc and its subsidiaries (ii)	**(6,213)**	(518)
Lincoln Park: costs related to indictment (iii)	**(2,634)**	(1,415)
Lincoln Park: public relations activities (iv)	**(552)**	–
Costs incurred in relation to the VLT initiative in Colorado (v)	**–**	(4,300)
Exceptional items relating to continuing operations	**(23,115)**	(7,923)
Exceptional item relating to discontinued operations:		
UK gaming: closure and aborted planning costs (vi)	**–**	(784)
Exceptional items relating to operating profit	**(23,115)**	(8,707)
Sale or termination of discontinued businesses:		
Sale of The Corporate Innovations Company Limited (vii)	**146**	(1,133)
Sale of Wembley International Limited and Wembley Ticketing business (viii)	**300**	444
Termination of Hong Kong operations (ix)	**1,945**	(700)
Sale or termination of discontinued businesses	**2,391**	(1,389)
Profit on sale of tangible fixed assets – discontinued operations (x)	**6,300**	–
	(14,424)	(10,096)

(i) Provision for impairment in value of fixed assets in Colorado
Following a review of the carrying value of the Colorado fixed assets (tangible and intangible) a total provision of £13.7m has been made. This brings the carrying value of the Colorado fixed assets to $20m, the Directors' estimated combined value of these assets. The principal factors that have influenced the Directors' decision to perform this impairment review are: the continuing decline in betting handle and limited opportunity for further cost savings in this business, initial discussions with Colorado-based real estate specialists during the second half of 2004 and an indicative valuation from BLB Investors LLC as part of the proposed sale of Wembley's US gaming division (note 29).

In 2003, a provision of £1.7m was made against the carrying value of one of the non-racing properties in Colorado, writing the carrying value of the property down to its estimated market value.

(ii) Costs of the proposed sale and restructuring of Wembley plc and its subsidiaries
Costs of £6.2m (2003: £0.5m) were incurred during the period in relation to the proposed sale of Wembley plc following recommended offers from MGM MIRAGE ("MGM") and BLB Investors LLC ("BLB"). These costs include a £3.0m break-fee paid to MGM (see below) and legal and financial advice received in relation to the sale process and were disclosed as a non-operating exceptional item in Wembley's 2003 Annual Report and 2004 Interim Report.

On 27 January 2004, the Board announced an agreement with MGM on the terms of a recommended cash acquisition of Wembley plc at a price of 750p per share. It was further agreed that shareholders would also obtain a share in a new company created by a reorganisation to ring-fence the litigation associated with Lincoln Park that, upon completion of the acquisition, would have had cash balances of $16.3m (equivalent to approximately 25p per Wembley share). This amount would have been available to meet any fine that may have been imposed upon that company (capped at $8m, following agreement to this effect with the US Attorney), together with legal and other costs associated with the litigation. Once legal proceedings had concluded, any surplus cash within the company would have been returned to shareholders.

On 30 March 2004, BLB, a shareholder owning, at that stage, approximately 8% of the Company's issued share capital, announced an offer to acquire the remaining shares in the Company at 800p per share (with no potential further receipt relating to the outcome of the litigation in Rhode Island). Following a counter offer by MGM, on 8 April 2004, of 840p per share plus one share in the new company created to ring-fence the litigation, BLB, who by now owned approximately 22% of the Company's issued share capital, made a final recommended cash offer on 1 May 2004 of 860p per share, plus a contingent entitlement to share in any of the $16.3m cash remaining after the trial of Lincoln Park Inc. A break-fee of £3.0m was paid to MGM following the Board's recommendation of the higher offer from BLB.

On 5 July 2004, BLB announced that it was allowing its offer for Wembley plc to lapse on the basis that the 90% acceptance condition had not been met. On that date, BLB had acquired or received valid acceptances representing 83.1% of Wembley's share capital.

On 8 February 2005, Wembley announced the conditional sale of its US gaming division to BLB (note 29). Costs incurred up to 31 December 2004 in relation to this transaction have been treated as prepayments in these Accounts.

(iii) Lincoln Park: costs related to indictment
Costs of £2.6m (2003: £1.4m) arose as a result of the investigation and the subsequent issue of an indictment by a Federal Grand Jury in Rhode Island. The costs primarily comprise legal fees. In addition, the 2004 cost of £2.6m includes an amount in relation to the salary and redundancy of one of the indicted former executives, Nigel Potter (page 23). Costs arising in respect of this litigation are charged to the profit and loss account as incurred.

2 Exceptional items continued

(iv) Lincoln Park: public relation activities
Costs of £0.6m were incurred in relation to both a public relations campaign run by Lincoln Park with a view to promoting the facility and informing the people of Rhode Island of the contribution made by Lincoln Park to the State's economy, and the provisional assembly of a team to campaign against a proposed casino referendum in the State of Rhode Island.

(v) Costs incurred in relation to the VLT initiative in Colorado
In November 2003, the voters of Colorado rejected a proposal that would have commenced a State-run video lottery programme at Colorado's racetracks. The US gaming division would have benefited from the passage of this amendment, as it is the owner of four out of the five racetracks in Colorado. Costs of approximately £4.3m were incurred in pursuit of this initiative, primarily in relation to advertising. No relief was taken for this expenditure in terms of calculating the tax charge in 2003.

(vi) UK gaming: closure and aborted planning costs
At 31 December 2003, costs of £0.8m had been incurred in relation to the closure of the loss-making Catford greyhound stadium, which was subsequently sold during March 2004 (see below) and in relation to pursuing an unsuccessful planning application for the development of a new track in Liverpool.

(vii) Sale of The Corporate Innovations Company Limited
In February 2003, Wembley agreed the sale of The Corporate Innovations Company Limited to a management buy-out team for £50,000 together with an interest bearing loan note of £1.0m receivable in instalments during 2004 and 2005. A cash facility of £0.15m was also made available for the period through to 1 April 2005. Following a review of the performance of this business in 2003, a provision was made against both the deferred consideration and the cash facility at 31 December 2003.

During 2004, an agreement was reached with The Corporate Innovations Company Limited that, while Corporate Innovations would surrender tax losses to Wembley at par and waive its right to the cash facility, Wembley would waive its right to the loan note. Accordingly, the provision of £150,000 set up at 31 December 2003, less legal fees of £4,000 in relation to the settlement agreement, has been released, resulting in a net gain of £146,000.

(viii) Sale of Wembley International Limited and Wembley Ticketing business
The Wembley Ticketing business was sold in July 2002 to The Way Ahead Group Limited, a wholly owned subsidiary of Stoll Moss Group Holdings Limited, for £150,000 in cash plus further performance related payments payable through 2003 and 2004. In 2004, the performance related payment totalled £300,000 (2003: £444,000). No further performance related payments are receivable.

(ix) Termination of Hong Kong operations
The long-standing legal dispute in Hong Kong that arose from the management of the Hong Kong Stadium by a Wembley subsidiary company during the mid 1990s was settled during the period. The trial concluded in January 2004 and the Judge's verdict, received in March 2004, completely vindicated Wembley. An award of damages and interest, totalling around £1.5m was made in favour of Wembley and this settlement was received in May 2004. Costs incurred during the period, principally legal fees, were £0.3m. Wembley also received, in anticipation of the final settlement of costs, HK$10m (around £0.7m) from the Hong Kong authorities. A decision on the final amount of costs to be reimbursed to Wembley is still awaited.

(x) Profit on sale of tangible fixed assets
Catford greyhound stadium was sold to English Partnerships on 31 March 2004 for gross sale proceeds of £7.5m. After deducting the site's net book value and associated costs of disposal, a profit of £6.3m was achieved. It is anticipated that the utilisation of brought forward capital losses will result in no tax being payable on this disposal.

3 Profit on ordinary activities before taxation	2004 £'000	2003 £'000
Profit before taxation is arrived at after charging:		
Depreciation and impairment of tangible fixed assets	**16,537**	4,787
Amortisation and impairment of goodwill	**327**	53
Operating lease rentals in respect of plant and equipment	**313**	342
Auditors' remuneration – audit services provided by current and former auditors (note 30)	**240**	207
Fees for non-audit work to auditors and their associates (note 30)	**367**	236

4 Directors

Details of the remuneration and pension entitlements of the Directors are given in the Directors' remuneration report on page 21 in the section headed, 'Directors' remuneration'.

No Director had any interest in any contract (other than service contracts) to which a Group company or the Company was a party during the year or which existed at the end of the year.

5 Staff numbers and costs		2004 Number	2003 Number
The average monthly number of persons employed by the Group (including Executive Directors) during the year was as follows:			
Gaming:	Full time	**755**	662
	Part time	**1,789**	1,709
Central management:	Full time	**10**	11
		2,554	2,382

	2004 £'000	2003 £'000
The aggregate payroll costs of these persons were as follows:		
Wages and salaries	**22,402**	21,918
Social security costs	**1,473**	1,439
Other pension costs	**1,536**	1,687
	25,411	25,044

6 Interest payable and similar charges	2004 £'000	2003 £'000
Bank loans and overdrafts	**29**	120

7 Tax on profit on ordinary activities	2004 £'000	2003 £'000
Analysis of tax charge:		
UK corporation tax at 30%	**—**	902
UK corporation tax on UK exceptional items	**—**	(90)
Overseas taxation	**12,340**	12,871
Overseas taxation on overseas exceptional items	**(1,465)**	(579)
Adjustments in respect of prior year UK corporation tax	**(1,455)**	—
Adjustments in respect of prior year overseas tax	**(200)**	(400)
Current tax	**9,220**	12,704
Deferred tax	**575**	297
Total tax	**9,795**	13,001

Based on profit on ordinary activities of £20.2m (2003: £26.1m), the Group's effective rate of tax is 48.4% (2003: 49.8%). When both the after tax impact of the exceptional items and the adjustments in respect of prior year taxes are excluded, the effective rate in 2004 is 37.3% (2003: 38.9%).

With reference to the numbering shown in note 2, a tax deduction is anticipated for a proportion or all of the costs in items (ii), (iii), (iv) and (vi). No tax deduction is anticipated on items (i) and (v). No tax is expected to arise on items (vii), (viii), (ix) and (x) due to the utilisation of losses (trading and capital as appropriate).

Factors affecting the current tax charge

The tax assessed on the profit on ordinary activities for the year is different from the weighted average tax rate for the countries that the Group operates in of 39.1% (2002: 39.7%). The differences are reconciled below:

	2004 £'000	2003 £'000
Profit on ordinary activities before tax	**20,228**	26,098
Profit on ordinary activities before tax multiplied by weighted average tax rate for the Group	**7,909**	10,361
Non-taxable income net of expenses not deductible for tax purposes	**(456)**	(138)
Unrelieved losses carried forward	**805**	—
Utilisation of tax losses	**—**	(160)
Capital allowances in excess of depreciation	**60**	(290)
Total exceptional items not allowable for tax	**4,174**	3,338
Timing difference on one-off pension contribution (note 28)	**(1,564)**	—
Adjustment in respect of prior year tax	**(1,655)**	(400)
Other timing differences	**(53)**	(7)
Total current tax	**9,220**	12,704

7 Tax on profit on ordinary activities continued

Factors that may affect future tax charges

No provision has been made for deferred tax within the UK gaming division (note 29) of approximately £1.1m (2003: £1.1m) where potential taxable gains have been rolled over into replacement assets. Such gains would only become taxable if the assets were sold without it being possible to claim roll-over relief or offset capital losses.

A deferred tax asset has been established in respect of carried forward tax losses in the UK of £0.6m. In 2003, no deferred tax asset was established in respect of carried forward tax losses in the UK of £1.1m as their future use was uncertain.

8 Ordinary dividend	2004 £'000	2003 £'000
Interim dividend	**6,781**	2,252
Adjustment in respect of 2002 final dividend	**—**	11
	6,781	2,263

An interim dividend of 19.5p per share (2003: 6.5p) on 34,776,364 ordinary shares (2003: 34,640,529) was paid on 6 October 2004. The 2004 interim dividend included 13.0p per share in lieu of the estimated final dividend in 2003 that was not paid as a result of the anticipated sale of Wembley plc in 2004.

No final dividend for 2004 is proposed (2003: nil).

9 Earnings per share	2004	2003
The earnings per share figures have been calculated as follows:		
Profit for the financial year (£'000)	**10,433**	13,097
Weighted average number of shares in issue ('000)	**34,754**	34,597
Basic earnings per share	**30.0p**	37.9p

The diluted earnings per share of 29.7p (2003: 37.7p) is based on the profit for the financial year of £10,433,000 (2003: £13,097,000) and on 35,118,000 (2003: 34,783,000) ordinary shares, the latter calculated as follows:

	2004 No. '000	2003 No. '000
Basic weighted average number of shares	**34,754**	34,597
Dilutive potential ordinary shares:		
Executive share option schemes	**339**	162
Employee sharesave schemes	**25**	24
	35,118	34,783

The fair value (average price for the year) of Wembley plc shares during 2004 was £7.24 (2003: £6.13).

	2004 pence per share	2003 pence per share
The adjusted earnings per share figures have been calculated as follows:		
Basic earnings per share	**30.0**	37.9
Adjustment in respect of exceptional items (note 2)	**41.5**	29.2
Adjustment in respect of taxation on exceptional items (note 7)	**(4.2)**	(1.9)
Adjusted basic earnings per share	**67.3**	65.2

An adjusted earnings per share figure is included as, in the opinion of the Directors, this gives a more useful indication of underlying performance.

10 Profit for the financial year

The profit for the financial year in the accounts of the Company amounted to £14,731,000 (2003: £479,000).

11 Fixed assets – intangible	Goodwill £'000
Cost:	
At 1 January 2004	1,431
Exchange differences	(18)
At 31 December 2004	**1,413**
Aggregate amortisation:	
At 1 January 2004	92
Provision for impairment of assets (note 2)	251
Provided during the year	76
Exchange differences	(13)
At 31 December 2004	**406**
Net book value:	
At 31 December 2004	**1,007**
At 1 January 2004	1,339

Intangible fixed assets represent goodwill arising on the acquisition of Group undertakings.

1 On 16 April 2001, the Group purchased the trade and assets of Rocky Mountain Greyhound Park in Colorado, USA. Goodwill of £399,000 arising on the acquisition was capitalised and was being amortised over its presumed economic life of 20 years from the date of purchase. In 2004, an impairment provision was made against the carrying value of this goodwill (notes 2 and 12 provide further details). At 31 December 2004, the net book value of this goodwill is £nil (2003: £272,000).

2 On 27 May 2003, the Group purchased the entire issued share capital of the Perry Barr Greyhound Racing Club Limited. Goodwill of £1,102,000 arising on the acquisition has been capitalised and is being amortised over its presumed economic life of 20 years from the date of purchase. At 31 December 2004, the net book value of this goodwill is £1,007,000 (2003: £1,067,000). The UK gaming division was sold on 4 March 2005. See note 29.

12 Fixed assets – tangible	Freehold land £'000	Buildings and fixed plant £'000	Plant and equipment £'000	Total £'000
Group				
Cost:				
At 1 January 2004	116,047	50,677	20,468	187,192
Additions at cost	—	6,989	2,204	9,193
Disposals	—	(1,062)	(264)	(1,326)
Exchange differences	(6,198)	(1,781)	(713)	(8,692)
At 31 December 2004	**109,849**	**54,823**	**21,695**	**186,367**
Aggregate depreciation:				
At 1 January 2004	—	13,607	11,237	24,844
Provided during the year	—	1,335	1,737	3,072
Provision for impairment of assets (note 2)	13,154	311	—	13,465
Disposals	—	(57)	(226)	(283)
Exchange differences	(601)	(423)	(445)	(1,469)
At 31 December 2004	**12,553**	**14,773**	**12,303**	**39,629**
Net book value:				
At 31 December 2004	**97,296**	**40,050**	**9,392**	**146,738**
At 1 January 2004	116,047	37,070	9,231	162,348

12 Fixed assets – tangible continued

Up to 31 December 1999, freehold land, buildings and fixed plant (operating properties) were revalued by professionally qualified external valuers on an open market value for existing use basis. The last revaluation took place at 31 December 1998. With effect from 1 January 2000, the Group has retained these carrying values and treated them as the effective 'historical cost' as permitted by the transitional rules of Financial Reporting Standard 15, 'Tangible Fixed Assets'.

Buildings and fixed plant includes £34.6m of freehold and £5.5m of long leasehold assets.

Following a review of the carrying value of the Colorado fixed assets (tangible and intangible) in 2004, a total provision of £13.7m has been made – £13.5m within tangible fixed assets and £0.2m within intangible fixed assets. This has brought the carrying value of the Colorado fixed assets to $20m, the Directors' estimated combined value of these assets. The principal factors that have influenced the Directors' decision to perform this impairment review are: the continuing decline in betting handle and limited opportunity for further cost savings in the business, initial discussions with Colorado-based real estate specialists in the second half of 2004 and an indicative valuation from BLB Investors LLC as part of the proposed sale of Wembley's US gaming division (note 29).

The historical cost of tangible fixed assets at 31 December 2004 is £88.3m (2003: £101.0m).

Company

At 31 December 2004, the Company had no tangible fixed assets (2003: £nil).

13 Fixed assets – investments

	Shares in Group undertakings £'000
Company	
Cost:	
At 1 January 2004	90,785
Write-off on liquidation of dormant subsidiary	(22)
At 31 December 2004	**90,763**
Provisions:	
At 1 January 2004	28,225
Increase in provisions in the year	2,864
At 31 December 2004	**31,089**
Net book value:	
At 31 December 2004	**59,674**
At 1 January 2004	62,560

Principal subsidiary undertakings

The principal subsidiary undertakings whose results materially affected the financial results of the Group are detailed below. A full list of the Group's companies will be included in the Company's Annual Return. These companies are all wholly owned by the Group.

Company	Principal activity	Country of incorporation	Called up ordinary share capital
Lincoln Park, Inc.	Operation of greyhound-racing stadium and video lottery terminals	United States	**US$2**
Mile High Kennel Club, Inc.	Operation of greyhound-racing stadium	United States	**US$677,431**
Interstate Racing Association, Inc.	Operation of greyhound-racing stadium	United States	**US$292,203**
Pueblo Kennel Club, Inc.	Operation of greyhound-racing stadium	United States	**US$109,580**
Racing Associates of Colorado	Operation of horse-racing stadium	United States	**US$138,000**
GRA Limited*	Operation of greyhound-racing stadia	England	**£60**

* Indicates a principal subsidiary undertaking owned directly by Wembley plc and sold on 4 March 2005 (note 29).

For all companies, the country of operation is the same as the country of incorporation.

14 Debtors	Group 2004 £'000	Group 2003 £'000	Company 2004 £'000	Company 2003 £'000
Recoverable within one year				
Trade debtors	**3,759**	4,548	**—**	–
Other debtors	**672**	15,225	**433**	14,733
Prepayments and accrued income	**2,551**	1,768	**564**	303
Deferred tax (note 18)	**—**	–	**211**	220
Corporation tax	**455**	–	**—**	–
Amounts owed by subsidiary undertakings	**—**	–	**32,569**	26,714
	7,437	21,541	**33,777**	41,970
Recoverable after more than one year				
Prepayments and accrued income	**14,933**	–	**5,401**	–

In December 2004, a payment of £16m was made to Wembley's UK final salary pension scheme in order to eliminate its deficit on an ongoing basis and allow the trustees to adopt a low-risk investment strategy.

At 31 December 2004, this amount has been treated as a prepayment, with £14.9m of the total payment shown as recoverable after more than one year and the balance of £1.1m included within debtors: recoverable within one year.

15 Creditors: amounts falling due within one year	Group 2004 £'000	Group 2003 £'000	Company 2004 £'000	Company 2003 £'000
Bank overdraft	**—**	–	**1,541**	–
Bank loan	**—**	3,628	**—**	–
Trade creditors	**3,398**	2,734	**—**	–
Amounts owed to subsidiary undertakings	**—**	–	**9,465**	28,473
Other creditors including taxation and social security	**2,665**	2,661	**962**	656
Accruals and deferred income	**4,525**	4,374	**738**	285
	10,588	13,397	**12,706**	29,414
Other creditors including taxation and social security comprise:				
Corporation tax	**—**	84	**—**	36
Social security and other taxes	**1,084**	942	**658**	112
Other creditors	**1,581**	1,635	**304**	508
	2,665	2,661	**962**	656

16 Derivatives and financial instruments

The Group's treasury policy is to manage financial risks that arise in relation to underlying business needs. It is the Group's policy not to trade in financial instruments nor to enter into speculative transactions. As permitted by Financial Reporting Standard 13, 'Derivatives and Other Financial Instruments', the disclosures below do not include short-term debtors and creditors other than in relation to currency assets and liabilities.

Interest rate risk	2004 Floating rate £'000	2004 Non-interest bearing £'000	2004 Total £'000	2003 Floating rate £'000	2003 Non-interest bearing £'000	2003 Total £'000
Financial liabilities:						
Currency						
UK sterling	**—**	**622**	**622**	3,628	931	4,559

At 31 December 2003, floating rate financial liabilities of £3.6m comprise a bank loan only.

All floating rate financial liabilities bear interest at rates based on the Bank of England base rate.

Non-interest bearing financial liabilities comprise 'Provisions for liabilities and charges – provisions for onerous contracts' (note 19).

16 Derivatives and financial instruments continued

Financial assets	2004 Floating rate £'000	2004 Non-interest bearing £'000	2004 Total £'000	2003 Floating rate £'000	2003 Non-interest bearing £'000	2003 Total £'000
Currency:						
UK sterling	**20,130**	**15,138**	**35,268**	17,082	209	17,291
US dollars	**8,209**	**3,089**	**11,298**	3,294	2,071	5,365
Total	**28,339**	**18,227**	**46,566**	20,376	2,280	22,656

Floating rate financial assets comprise cash and money market deposits at a range of interest rates.

Non-interest bearing financial assets relate to cash floats held on site as part of operating working capital and the element of the pension scheme prepayment recoverable after more than one year (note 14).

Foreign currency risk
The Company balance sheet includes cash balances of £1,000 (2003: £30,000) denominated in US dollars. No other Group companies maintain balances with third parties denominated in currencies other than their functional currency.

Liquidity risk	2004 Borrowings £'000	2004 Other £'000	2004 Total £'000	2003 Overdraft £'000	2003 Other £'000	2003 Total £'000
Maturity of the Group's financial liabilities:						
In one year or less or on demand	—	**100**	**100**	3,628	284	3,912
In more than one year but not more than two years	—	**100**	**100**	–	100	100
In more than two years but not more than five years	—	**254**	**254**	–	300	300
In more than five years	—	**168**	**168**	–	247	247
	—	**622**	**622**	3,628	931	4,559

Fair values of financial assets and liabilities	2004 Book value £'000	2004 Fair value £'000	2003 Book value £'000	2003 Fair value £'000
Cash	**7,534**	**7,534**	6,736	6,736
Debtors recoverable after more than one year	**14,933**	**8,537**	–	–
Short-term deposits	**24,099**	**24,099**	15,920	15,920
Bank loan	—	—	(3,628)	(3,628)
Provisions for onerous contracts	**(622)**	**(622)**	(931)	(931)
	45,944	**39,548**	18,097	18,097

17 Borrowings and banking facilities	Group 2004 £'000	Group 2003 £'000	Company 2004 £'000	Company 2003 £'000
Overdraft	—	–	**(1,541)**	–
Bank loan	—	(3,628)	—	–
Cash and short-term deposits	**31,633**	22,656	**19,706**	14,733
Net cash	**31,633**	19,028	**18,165**	14,733

The overdraft is repayable within one year as part of the Group's UK sterling denominated overdraft facility of £5m provided by Barclays Bank plc, the Group's clearing bank. This is renewed annually. Interest is payable at variable interest rates based on the Bank of England base rate.

Barclays Bank plc also provides a five-year unsecured revolving credit facility of £40m, with a margin of LIBOR plus 0.6%. This facility expires on 17 January 2007.

18 Deferred taxation

18 Deferred taxation	Group £'000	Company £'000
At 31 December 2003	5,529	(220)
Provided in the year	575	9
Exchange rate movements	(347)	—
Deferred tax provision/(asset) at 31 December 2004	**5,757**	**(211)**

	Group		Company	
Analysis of deferred tax by type of difference	**2004 £'000**	2003 £'000	**2004 £'000**	2003 £'000
Capital allowances in advance of depreciation	**5,361**	5,768	**(12)**	(25)
Losses carried forward	**(618)**	—	**(447)**	—
Timing difference on £16m one-off pension contribution (note 28)	**1,200**	—	**434**	—
Other timing differences	**(186)**	(239)	**(186)**	(195)
Deferred tax provision/(asset)	**5,757**	5,529	**(211)**	(220)

No provision has been made for the potential liability to taxation, estimated at £26.3m (2003: £27.0m) in respect of chargeable gains which would arise on the disposal of the intangible assets and operating assets of the Group at the net book value shown in these Accounts as there are no binding agreements to sell any of these assets. The agreements entered into post year end (note 29) are for the sale of shares and a 100% Substantial Shareholding Exemption is anticipated.

19 Provisions for liabilities and charges

	Group		Company	
19 Provisions for liabilities and charges	**2004 £'000**	2003 £'000	**2004 £'000**	2003 £'000
Deferred taxation (note 18)	**5,757**	5,529	**—**	—
Provisions for onerous contracts (see below)	**622**	931	**622**	801
	6,379	6,460	**622**	801

Provisions for onerous contracts	Group £'000	Company £'000
At 1 January 2004	931	801
Released during the year	(309)	(257)
Liability transferred from subsidiary company	—	78
At 31 December 2004	**622**	**622**

Provisions for onerous contracts relate to guarantees given to former subsidiary undertakings, principally in respect of properties. The amount released during the year relates to a reduction in the assessment of future obligations.

20 Share capital

		Authorised		Allotted, called up and fully paid
20 Share capital	No. ('000)	£'000	No. ('000)	£'000
Ordinary shares of £1 each				
At 1 January 2004	73,812	73,812	34,662	34,662
Issue of shares on exercise of options	—	—	115	115
At 31 December 2004	**73,812**	**73,812**	**34,777**	**34,777**

20 Share capital continued

1 During the year, following their departure from the Wembley Group by virtue of either redundancy or the sale of their employing company, certain senior executives exercised executive share scheme options over the following ordinary shares of the Company: 11,674 shares at £3.405 per share; 40,819 shares at £5.50 per share and 47,964 shares at £6.15 per share.

Options over 1,539,223 ordinary shares have been granted and remained outstanding at 31 December 2004. These options are normally exercisable between three and 10 years following the date of grant as shown below:

No. of options	Date first exercisable	Exercise price (£)
76,388	26 Sep 1998	2.88
68,733	15 Mar 1999	3.65
104,383	27 Feb 2000	4.05
100,000	2 Sep 2001	3.25
53,699	14 Apr 2002	3.40½

No. of options	Date first exercisable	Exercise price (£)
129,531	17 Mar 2003	5.50
205,934	2 Mar 2004	6.15
13,440	16 Aug 2004	6.97½
195,123	5 Mar 2005	6.56
66,567	19 Aug 2005	6.68½
525,425	9 Sep 2007	6.53¼

2 During the year, employees of the Group exercised Sharesave Scheme options over 14,343 ordinary shares of the Company. Under the Sharesave Scheme, options over a total of 73,063 ordinary shares remained as at 31 December 2004. These are exercisable within a six-month period either three or five years after the date of grant (except where this date has been extended as a result of a contribution holiday) as shown below:

5 year schemes

No. of options	Date first exercisable	Exercise price (£)
467	1 Jul 2004	2.88½
7,410	1 Jun 2005	4.28
24,555	1 Jun 2006	4.96
6,726	1 Jun 2007	6.10
31,320	1 Jun 2008	4.32

3 year schemes

No. of options	Date first exercisable	Exercise price (£)
994	1 Jun 2005	6.86½
1,591	1 Jun 2006	4.86

21 Reserves	Group				Company		
	Share premium account £'000	Revaluation reserve £'000	Capital redemption reserve £'000	Profit and loss reserve £'000	Share premium account £'000	Capital redemption reserve £'000	Profit and loss reserve £'000
At 1 January 2004	867	61,321	1,651	89,526	867	1,651	59,484
Retained profit for the year	–	–	–	3,652	–	–	7,950
Issue of shares (note 20)	501	–	–	–	501	–	–
Exchange differences	–	(2,883)	–	(4,631)	–	–	–
At 31 December 2004	**1,368**	**58,438**	**1,651**	**88,547**	**1,368**	**1,651**	**67,434**

Negative goodwill of £11.0m (2003: £11.0m) currently written off to reserves would be credited to the profit and loss account on disposal of the US gaming division.

22 Obligations under non-cancellable operating leases	2004 £'000	2003 £'000
Minimum payments due in the year to 31 December 2005 under operating leases for plant and machinery to which the Group is committed (analysed between those years in which the commitment expires) are as follows:		
Within two to five years	**245**	274
Greater than five years	**68**	68
	313	342

23 Capital commitments

The Group had forward commitments of £0.7m (2003: nil) under uncompleted contracts for capital expenditure which have not been included in these Accounts. There were no such commitments in the Company (2003: £nil).

In addition, Lincoln Park is: (i) committed to the construction of a baseball and soccer field on the Lincoln Park property at an estimated cost of around $1.0m; and (ii) required to complete the upgrade of the fire detection and prevention systems within the building following the introduction of new fire safety regulations in Rhode Island. The estimated cost to completion of this work as at 31 December 2004 was approximately $3m.

24 Contingent liabilities

In September 2003, an indictment was issued against Lincoln Park Inc. and two Wembley executives following an investigation by a Federal Grand Jury into allegations relating to the preliminary consideration of a possible bonus or retainer to Lincoln Park's long-standing legal attorney in Rhode Island. The indictment alleged that this constituted a conspiracy to influence improperly the actions of public officials.

In January 2004, agreement was reached with the US Attorney for Rhode Island that, should Lincoln Park Inc. be convicted on all 16 counts against it within the indictment at that time, the maximum aggregate fine that would be sought against it was $8m. This amount was transferred into an escrow account.

A superseding indictment was issued in September 2004 replacing the original indictment. This superseding indictment contained a total of 10 charges against Lincoln Park Inc. The substance of the charges against Lincoln Park Inc. remained broadly the same. Immediately prior to the start of the trial in January 2005, the number of charges against Lincoln Park Inc. was reduced further to nine.

The trial commenced on 31 January 2005 and the Jury's verdicts were delivered on 24 February 2005. The Jury returned not guilty verdicts on three charges against Lincoln Park Inc. and one charge against each of the two former executives, both of whom have now left the employment of the Wembley Group. The Jury was unable to reach unanimous verdicts on the remaining charges and, as a consequence, the Judge declared a mistrial in respect of those charges.

The US Attorney in Rhode Island has since decided to retry Lincoln Park Inc. and the former executives in respect of all the outstanding charges against them. For Lincoln Park Inc., the number of charges now stands at six.

The Board of Wembley has always believed that no US laws were broken and that there was never any intention to break any US laws. No payment was approved, no payment was ever made and, after considering the evidence presented at the recent trial, the Board remains of the view that these allegations are without foundation. Lincoln Park Inc. will continue to defend itself vigorously against the remaining charges and the Board understands that the two former executives will also continue to defend themselves against the remaining charges.

No provision has been made in these Accounts in relation to this indictment, although the legal and other related costs arising from it have been charged to the profit and loss account as incurred.

Should Lincoln Park Inc. be convicted at trial then, in addition to a fine now believed to be of up to $3m, there would likely be some regulatory repercussions, probably in the form of the suspension, revocation or alteration of either or both of Lincoln Park Inc.'s video lottery and greyhound racing licences. Such events could adversely affect the Group's ability to operate Lincoln Park.

Note 29 below outlines the principal terms of the conditional sale agreement announced on 8 February 2005 between Wembley and BLB Investors LLC for the sale of Wembley's US gaming division. If this sale proceeds, the video lottery and greyhound racing licences would be transferred away from Lincoln Park Inc., which would then only be exposed to a possible fine.

25 Reconciliation of operating profit to net cash inflow from operating activities

	2004 £'000	2003 £'000
Operating profit	**10,064**	26,550
Depreciation and impairment	**16,537**	4,787
Amortisation of goodwill and impairment	**327**	53
Loss on sale of tangible fixed assets	**41**	72
Increase in debtors (including £16m pension prepayment – note 28)	**(14,403)**	(536)
Increase/(decrease) in creditors	**421**	(2,183)
Net cash inflow from operating activities	**12,987**	28,743

26 Analysis of cash flows for headings netted in the cash flow statement

	2004 £'000	2003 £'000
Returns on investments and servicing of finance:		
Interest paid	**(6)**	(100)
Interest received	**1,221**	160
Net cash inflow from returns on investment and servicing of finance	**1,215**	60
Taxation:		
Corporation tax received/(paid)	**1,043**	(373)
Overseas tax paid	**(10,758)**	(12,594)
Net cash outflow from tax paid	**(9,715)**	(12,967)
Capital expenditure:		
Proceeds from disposal of tangible fixed assets	**7,301**	19
Purchase of tangible fixed assets	**(9,006)**	(5,393)
Net cash outflow from capital expenditure	**(1,705)**	(5,374)
Acquisitions and disposals:		
Net proceeds from sale or termination of businesses	**15,037**	15,474
Net cash sold with subsidiary undertakings	**—**	(86)
Cash acquired with subsidiary undertaking	**—**	114
Payments in relation to termination of discontinued business	**1,700**	(598)
Payments in relation to sale of subsidiary undertaking in March 2005 (note 29)	**(140)**	—
Payments in relation to acquisition of subsidiary undertaking	**—**	(4,341)
Net cash inflow from acquisitions and disposals	**16,597**	10,563
Management of liquid resources:		
Cash placed on short-term bank deposits	**(3,781)**	(14,762)
Cash placed in escrow account (note 24)	**(4,398)**	—
Net cash outflow from management of liquid resources	**(8,179)**	(14,762)
Financing:		
Shares issued under share option schemes	**616**	730
Loans (repaid)/drawn	**(3,548)**	3,974
Net cash (outflow)/inflow from financing	**(2,932)**	4,704

27 Analysis of movements in net funds

	At 1 January 2004 £'000	Cash flow £'000	Exchange movements £'000	At 31 December 2004 £'000
Cash	6,736	1,487	(488)	**7,735**
Increase in cash in the period		1,487		
Short-term bank deposits	15,920	3,781	—	**19,701**
Cash placed in escrow account (note 24)	—	4,398	(201)	**4,197**
Bank loan repayable within one year	(3,628)	3,548	80	**—**
	19,028	13,214	(609)	**31,633**

Short-term bank deposits, amounts in escrow and Cash are aggregated in the balance sheet within 'Cash at bank and in hand'.

28 Pensions

During the year, the Group operated a pension scheme for its UK employees called The Wembley 1989 Pension Scheme ("the Scheme"). The Scheme was established on 1 June 1989 and is a defined benefit pension scheme based on final pensionable pay. Its assets are held separately from those of the Group, being invested with insurance companies. The Scheme was closed to new entrants with effect from 31 December 2000, at which time a Group Personal Pension Plan was introduced.

Contributions are charged to the profit and loss account so as to spread the cost of pensions over employees' working lives with the Group. Contributions are determined by a qualified actuary on the basis of triennial valuations using the projected unit method.

The most recent valuation took place on 6 April 2002. The assumptions which had the most significance on this valuation were: the rate of inflation (3%), increase in members' earnings (4.5%), the overall yield earned on the fund before retirement (6.5%), and the rate of interest available at retirement (5.0%). The valuation showed that the value of the Scheme's assets as at 6 April 2002 was £21,414,000 and that the actuarial value of those assets represented 74% of the benefits that had accrued to members. The contribution rate recommended by the Scheme actuary was 50%. This was designed to reduce the deficiency at that point over the expected remaining working lives of the members. It was expected that this rate would continue through until the next actuarial valuation. The 50% contribution rate broadly consisted of 25% that was required to reduce the deficiency and 25% to fund the accrual of further pension entitlement for active members of the Scheme.

The contribution rate for the year ended 31 December 2004 was 50% (2003: 50%), as recommended in the 6 April 2002 valuation. The UK pension charge for the year, which arises both in relation to this Scheme and all other UK schemes was £731,000 (2003: £906,000). Pension costs relating to foreign defined contribution schemes have been determined in accordance with local best practice and amounted to £759,000 (2003: £781,000).

During December 2004, Wembley made a one-off contribution to the Scheme of £16m. This payment was sufficient to allow the Trustees of the Scheme to transfer substantially all of the Scheme's assets into bonds, thereby effectively matching the risk profile of the Scheme's assets and liabilities and, to a large extent, mitigating any future market-based funding risk. At 31 December 2004, the £16m is shown as a prepayment on the Group's Balance Sheet in accordance with SSAP 24, of which £14.9m is included within debtors: recoverable after more than one year.

In 2005, following the £16m payment, contributions in to the Scheme will be made at the reduced rate of 25% i.e. the rate that is required to fund the accrual of further pension entitlement for active members of the Scheme. At 31 December 2004, the number of active members was 47 (2003: 64). Following the sale of GRA Limited on 4 March 2005, the number of active members has reduced to six.

FRS 17 disclosures for the year ending 31 December 2004
In accordance with the transitional arrangements of FRS 17, 'Retirement Benefits', the following disclosures are required:

The Group operates a defined benefit scheme in the UK. An actuarial valuation was carried out at 31 December 2004 by a qualified independent actuary using the projected unit method. The major assumptions used by the actuary were:

	2004	2003	2002
Rate of increase in salaries	**4.25%**	4.25%	4.00%
Discount rate	**5.20%**	5.40%	5.40%
Rate of increase in pensions in payment	**3.00%**	3.00%	2.40%
Inflation assumption	**3.00%**	3.00%	2.40%

The assumptions used by the actuary are the best estimates chosen from a range of possible actuarial assumptions which, due to the timescale covered, may not necessarily be borne out in practice.

The fair value of the scheme's assets, which are not intended to be realised in the short term and may be subject to significant change before they are realised, and the present value of the scheme's liabilities, which are derived from cash flow projections over long periods and thus are inherently uncertain, were:

	Long-term rate of return expected at 31 December			Value at 31 December		
	2004 %	2003 %	2002 %	**2004 £'000**	2003 £'000	2002 £'000
Equities	**8.0**	8.0	8.0	**—**	9,173	7,528
Bonds	**5.0**	5.0	5.0	**27,971**	2,135	2,098
Secured pensions	**5.4**	5.4	5.4	**9,207**	9,078	9,284
Cash	**4.0**	4.0	4.0	**2,745**	2,074	1,949
				39,923	22,460	20,859

28 Pensions *continued*

The following amounts at 31 December 2004 were measured in accordance with the requirements of FRS 17:

	2004 £'000	2003 £'000
Total market value of assets	**39,923**	22,460
Present value of scheme liabilities	**(33,660)**	(30,637)
Surplus/(deficit) in the scheme	**6,263**	(8,177)
Related deferred tax (liability)/asset	**(1,879)**	2,453
Net FRS 17 pension surplus/(deficit)	**4,384**	(5,724)

On an FRS 17 basis there is an element of excess funding that will not be recovered through reduced contributions in the future. Therefore, if FRS 17 were to be adopted in these Accounts, the FRS 17 pension surplus would be £3,332,000 (net of the associated deferred tax liability) and hence the Group's net assets and profit and loss reserve at 31 December 2004 would have been as follows:

	2004 £'000	2003 £'000
Net assets excluding FRS 17 pension surplus/(deficit)	**184,781**	188,027
SSAP 24 pension prepayment	**(16,000)**	—
FRS 17 pension surplus/(deficit)	**3,332**	(5,724)
Net assets including FRS 17 pension surplus/(deficit)	**172,113**	182,303
Profit and loss reserve excluding FRS 17 pension surplus/(deficit)	**88,547**	89,526
SSAP 24 pension prepayment	**(16,000)**	—
FRS 17 pension surplus/(deficit)	**3,332**	(5,724)
Profit and loss reserve including FRS 17 pension surplus/(deficit)	**75,879**	83,802

An analysis of the defined benefit cost for the year ended 31 December 2004 is as follows:

Analysis of movements in deficit in the year:	2004 £'000	2003 £'000
At 1 January	**(8,177)**	(8,978)
Current service cost	**(315)**	(422)
Other finance costs	**(126)**	(316)
Actuarial (loss)/gain	**(1,878)**	659
Gain on settlements/curtailments	**4**	249
Employer contributions (net of charges)	**16,755**	631
At 31 December	**6,263**	(8,177)
Amount charged to operating profit – current service cost	**(315)**	(422)
Expected return on pension scheme assets	**1,512**	1,267
Interest on pension scheme liabilities	**(1,638)**	(1,583)
Amount charged to other finance costs	**(126)**	(316)
Actual return less expected return on pension scheme assets	**261**	834
Experience gains/(losses) arising on scheme liabilities	**(246)**	71
Loss arising from changes in actuarial assumptions	**(1,893)**	(246)
Actuarial (loss)/gain recognised in the Statement of total recognised gains and losses	**(1,878)**	659

History of experience gains and losses:	2004	2003	2002
Difference between the expected and actual return on scheme assets:			
amount (£'000)	**261**	834	(2,217)
percentage of scheme assets	**+0.7%**	+3.7%	-10.6%
Experience gains and losses on scheme liabilities:			
amount (£'000)	**(246)**	71	363
percentage of the present value of scheme liabilities	**-0.7%**	+0.2%	+1.2%
Total amount recognised in the statement of total recognised gains and losses:			
amount (£'000)	**(1,878)**	659	(4,358)
percentage of the present value of the scheme liabilities	**-5.6%**	+2.2%	-14.6%

29 Post balance sheet events

US gaming division

On 8 February 2005, Wembley announced that it had entered into a conditional sale agreement with BLB Investors LLC ("BLB") in relation to a potential sale of the Group's US gaming division. The net purchase price for the US gaming division of $339m is after taking into account the cost of $116m to Wembley of repurchasing BLB's 22 per cent shareholding in Wembley, which would be the subject of a separate shareholder resolution in respect of which BLB would not be eligible to vote.

The sale agreement is conditional upon, inter alia, BLB agreeing a definitive long-term revenue sharing arrangement ("Long-Term Deal") for the Lincoln Park operation with the State of Rhode Island, its formal ratification by the Rhode Island State legislature and upon BLB entering into definitive financing arrangements with its lenders. BLB has discussed outline terms of a Long-Term Deal with certain key Rhode Island State officials. The Governor, the President of the Senate and the Speaker of the House of Representatives issued a joint announcement supporting the acquisition of Lincoln Park by BLB and the concept of a Long-Term Deal. Legislation for a Long-Term Deal was introduced into the Senate on 17 March 2005.

The sale agreement is also conditional upon, inter alia, the completion of the Lincoln Park Reorganisation, receipt of regulatory clearances from the Rhode Island Lottery Commission, the Rhode Island Department of Business Regulation and other relevant regulators together with the approval of Wembley's shareholders (other than BLB). The Lincoln Park Reorganisation is the reorganisation of certain Wembley subsidiaries to exclude Lincoln Park Inc., the entity that is subject to the ongoing litigation in Rhode Island, from the companies being sold.

The sale agreement may be terminated by either party if completion of the transaction has not occurred by 30 May 2005.

It is intended that a circular convening an Extraordinary General Meeting of Wembley shareholders will be despatched in due course.

UK gaming division

On 4 March 2005, Wembley completed the sale of its UK gaming division to Risk Capital Partners for a cash consideration of £49.4m. A cash balance estimated at approximately £0.9m remained within the business at completion to cover working capital commitments. A completion balance sheet will determine any final adjustments. No significant warranties were given to the purchaser by the Wembley Group in connection with this transaction.

In accordance with the provisions of Financial Reporting Standard 3 – 'Reporting Financial Performance', the results of the UK gaming division have been shown as Discontinued operations in 2004 and have therefore also been reclassified in the 2003 comparative figures.

30 Analysis of fees paid to auditors and their associates

	KPMG 2004 £'000	Ernst & Young 2004 £'000	Ernst & Young 2003 £'000
Audit services	**195**	**45**	207
Internal audit services	**—**	**—**	133
Advice in relation to the proposed sale of Wembley plc (note 2)	**—**	**357**	103
Other	**10**	**—**	—
Total amount disclosed in note 3	**205**	**402**	443
Advice in relation to proposed new building at Lincoln Park (capitalised within tangible fixed assets)	**—**	**—**	136
Advice in relation to the sale of the UK gaming division (note 29) prepaid at year end	**190**	**—**	—
Total fees paid to auditors and their associates	**395**	**402**	579

Ernst & Young LLP resigned as Group auditors on 29 November 2004. KPMG Audit Plc were appointed in their place.

"Audit services" principally relates to fees in respect of the year-end audit of the Group and associated tax assurance work and a review of the Group's Interim announcement.

"Internal audit services" relates to services provided under a two-year internal audit services contract in relation to Wembley's US operations. This contract expired on 31 December 2003.

During 2003, the Real Estate department provided advice in relation to the proposed construction of a new building at Lincoln Park, Rhode Island, USA to house the additional video lottery terminals approved in January 2003.

During 2004, KPMG were retained to provide a vendor due diligence report in relation to the sale of the UK gaming division (note 29).

Independent auditors' report To the members of Wembley plc

We have audited the accounts on pages 32 to 52. We have also audited the information in the Directors' remuneration report that is described as having been audited on pages 21 to 26.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and auditors

The directors are responsible for preparing the directors' report and, as described on page 29, the accounts in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing rules of the financial Services Authority and by our profession's ethical guidance.

We report to you our opinion as to whether the accounts give a true and fair view and whether the accounts and the part of the Directors remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the accounts, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' Remuneration and transactions with the Group is not disclosed.

We review whether the Corporate Governance Statement on pages 27 to 29 reflects the company's compliance with the nine provisions of the 2003 FRC Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statement on internal control covers all risk and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or risk and control procedures.

We read the other information contained in the Annual Report, including the Corporate Governance Statement and the unaudited part of the Directors' remuneration report, and consider whether it is consistent with audited accounts. We consider the implications for our audit report if we become aware of any apparent misstatements or material inconsistencies with the accounts.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts and the part of the Directors remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts and the part of the Directors remuneration report to be audited.

Fundamental uncertainty

In forming our opinion, we have considered the adequacy of the disclosures made in note 24 to the accounts concerning the potential consequences arising from a possible legal conviction of Lincoln Park Inc., one of the Company's subsidiaries, following the issue of indictments in September 2003 and September 2004, the inconclusive outcome of the resulting trial in January/February 2005 and the subsequent announcement on 1 March 2005 that the US Attorney in Rhode Island has decided on a retrial of Lincoln Park Inc. in respect of the six outstanding charges against it.

In the event that Lincoln Park Inc. is convicted in the new trial, in addition to a potential fine now believed to be of up to $3 million which is based on the revised number of charges which Lincoln Park Inc. is now facing, some or all of the Group's licences in the United States may be withdrawn or the terms of the licences adversely affected. Such events could adversely affect the Group's ability to operate Lincoln Park at current levels and could result in the Group being obliged to sell the assets of Lincoln Park below the amounts at which they are currently stated in the accounts.

Further details of the circumstances relating to this uncertainty are included in note 24. In view of the significance of this uncertainty, we consider that it should be drawn to your attention, but our opinion is not qualified in this respect.

Opinion

In our opinion:

- the accounts give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2004 and of the profit of the Group for the year then ended; and
- the accounts and the part of the Directors remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London

18 March 2005

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Wembley plc
Elvin House
Stadium Way
Wembley
HA9 0DW
United Kingdom

Telephone: +44 (0)20 8795 8003
Fax: +44 (0)20 8900 1046
E-mail: corporate@wembleyplc.com
www.wembleyplc.com